UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Part II

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal annual period ended:

March 31, 2018

Social Investment Holdings, Inc.
(Exact name of issuer as specified in its charter)

Florida	81-5142220
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2121 SW 3rd Ave., Suite 601, Miami, FL 33129

(Full mailing address of principal executive offices)

(305) 351-2407

(Issuer’s telephone number, including area code)

OUR BUSINESS

Social Investment Holdings, Inc., a Florida corporation (hereinafter sometimes referred to as “SIH", the "Company, "we", "us" and "our"), is a recently-formed entity now seeking development and expansion capital in order to create a network of businesses and services focused on and directed to minorities in the United States and natives of Sub-Sahara Africa and certain Caribbean countries.

On September 27, 2017, the Company was declared qualified to sell $25,000,000 of its shares at $10.00 per share on a self-underwritten basis (meaning without the use of broker-dealer(s)) (the “Offering). At the time of this 1-K filing, the Company’s Offering has gone stale, requiring the financial statements to be updated and audited and included in a Post-Qualification Amendment to our Form 1-A filed July 19, 2018. All references to the Offering in this Form 1-K are under the assumption that the Company’s Post-Qualification filing on July 19, 2018 will be declared qualified by mid-September 2018 and raises funds thereafter. The Company hopes to use this platform to positively impact minority communities here in the United States and the previously disadvantaged throughout Sub-Saharan Africa.

In today’s world, we are privileged to have access to a wide array of information due to our technological advances throughout the decades. With these tools, we have been able to learn, grow and develop with the knowledge that can be easily accessed. Even in this age of enlightenment, we still have economic and social tolls that hinder our communities. Socially we have shown signs of progress. Economically, that diversity rarely equates to equality. Low-income minority communities have yet to bridge the gap economically. Blacks, Hispanics, and other various minority groups seem stifled by the endeavors of their social environment. Even though most people have the tools for success, this does not mean one knows how to utilize the full potential of what they hold.

The overall strategy of the Company grows out of various affirmative action experiences of the 1970s and 1980s, as well as, most recently, less than attractive relationships between police, race, and community. Historically, the Company’s management has observed that ideas for improving disadvantaged minority neighborhoods have come from outside those communities and the organizations participating in these efforts do their best to help, in most instances, from perspectives that have not necessarily included the views of the most affected segments of the most affected communities. In the wake of the string of tragedies of police killings, minority community members being shot and racial overtones being associated with the recent live streamed brutal treatment of a disabled young man going viral and other situations that have been publicized over the past few years, communities locally and nationally are faced with backlash of unresolved political and socioeconomic tensions.

Our plan of action brings together our community leaders and stakeholders in an attempt to create a strategic and comprehensive solution to address the root of the issues that have arisen that could subsequently heal our communities at the core. On August 27, 2016, members of the Fellowship of Christian Police Officers, Miami Youth for Christ, newspaper publishers, members of the Coconut Grove Ministerial Alliance, Business Owners, private equity fund managers and the uncle of Corey Jones (Corey Jones was killed by a police officer in Palm Beach Gardens, Florida), held a summit hosted by Williamson Automotive Group, and its majority owner, to seek solutions to the police, race and community relations problems we are facing today.

The ultimate goal of the summit was to identify and plan for the implementation of strategies that could lead to better police, community and race relations. Since there were participants from multiple disciplines, including the social services sectors, strategies for changing attitudes included recognition for the need of a revenue stream to implement any strategy.

The Company’s founders, who attended the summit, recognized an opportunity to utilize some of the tools from the JOBS Act of 2012 in addressing part of the economic problems, such as difficulty for small businesses to get loans or equity to maintain, create and expand. Small Businesses are typically viewed as the backbone of developed economies. The summit participants concluded that there needed to be a company with a goal of showing measurable high social impact while concurrently making a profit, to accomplish the mission of building better race, police and community relations. Management believes Social Investment Holdings, Inc. is that vehicle.

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OUR STRATEGY

In October 2016, founders of Social Investment Holdings, Inc. began researching business owners and sectors that could ultimately have broad-based, multi-ethnic ownership which could also contribute to better police, race and community relations. Both domestic and international opportunities were considered. Uniqueness, such as ethnic appeal, rare certifications, patents or trade secret advantages were considered. Most importantly, businesses or ideas with high social impact would be chosen for pipeline participation, all things being equal.

As an example, utilizing a Share Exchange Agreement (see terms addressed below) with People Helping Each Other, Inc. (“PHEO”), a 501 (c)(3) non-profit organization, a natural resource such as timber, will be harvested for the benefit of communities of indigenous Africans in Africa and the Africans that have migrated out of Africa, referred to as the “diaspora”, to America. The Company believes that few previously disadvantaged in sub-Saharan Africa have maximized their use of the tools and resources available to help them benefit economically or socially. Africa is endowed with vast natural resources. The Company’s intention is to coordinate the business activities that can ultimately produce high social impact and profits for both sides of the Atlantic Ocean, such as casket and furniture production in Africa and furniture, hardwood flooring, window manufacturing and cross laminated timber in America.

The profits from these types of activities could provide funding for both social, non-revenue generating activities as well as a return to the investors. PHEO, and at least two additional non-profits, will be the providers of the social, non-revenue generating activities. They will respond to current events, and develop prevention as well. PHEO will combine some of the resources of sub-Saharan Africa’s indigenous with the resources possessed by the African diaspora for the benefit of both. This strategy should offer an opportunity for the natural resources of the indigenous Africans and the access to capital and relationships of the diaspora to maximize the economic development potential. The Board of Directors of the Company has instructed management prospectively to negotiate an operating agreement with each joint venture company that will delineate a 2.5% pre-tax revenue amount to be allocated to non-revenue generating social activities. The Company’s Board has also instructed management to include in the operating agreement for each joint venture partner a provision that will require the individual joint venture company to meet annually to provide feedback on its perspective of the community each serves and suggestions on what social impact activities are recommended for the following year for that joint venture. The collective group of joint venture companies will, from the annual meeting of joint venturers, submit their recommendations and vote for the top three areas of focus. The Company’s management will then implement the recommendations, subject to availability of adequate funds. We believe such protocol will preclude any impermissible conflicts of interest. More specifically, the Company believes this methodology precludes conflicts since decisions relative to operating as a joint venture funded by the Company will not move forward unless there is agreement incorporated into the respective operating agreement.

THE BUSINESS MODEL

The Company believes that a business model that creates partnerships based on its mission statement (“To Utilize Business Strategies for Social Change”) and demonstrates a willingness to partner with experts in its field, allows the Company to have a broader impact and a more diverse and expansive foot print. We believe these broad-based ownership opportunities, coupled with examples of highly visible social impact activities that could retain or create jobs and build community relations, provide the maximum opportunity to maintain and expand small businesses in and around neighborhoods with a shortage of economic opportunities.

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SHARE EXCHANGE AGREEMENT

The Company is always looking for what it believes is the best structure for the Company, its partners and the community in which it operates. Although the Company and PHEO had previously executed a joint venture agreement, it was mutually agreed that both parties could benefit from a Share Exchange Agreement. PHEO has now agreed to accept 500,000 shares of stock in the Company and the cancellation of the loans and accrued interest owed by PHEO to the Company, in exchange for the Company receiving PHEO’s 70% stock ownership in Holdings Enterprises Durables, Sprl. (“HED”), domiciled in the Democratic Republic of the Congo. Such agreement is conditional upon the Company successfully raising the minimum of $1,000,000 (the “Share Exchange”) in its current IPO. The assets of HED includes hardwood timber for harvesting concession within its 502,000 Hectares of high market value timber (according to the April 15, 2018 International Tropical Timber Organization report). Additionally, the new direct ownership in HED will include a concession of more than 1,000,000 Hectares of timber for conservation. It came to the attention of the Company that the IRS 501(c)(3) non-profit, Center for Social Change (the “Center”), had advanced funds to PHEO, based on PHEO holding the HED ownership. The Company recognized that this obligation that PHEO has to the Center must be satisfied in conjunction with the closing of the Share Exchange of HED. The Company was also notified by PHEO that there was an assignment to the Center of a 15% revenue royalty from the conservation concessions and any future mineral concessions. The Center is self-described as a social laboratory in Miami, Florida. The laboratory auspices encourages participants to test strategies aimed at increasing opportunities to address social, environmental and economic problems of distressed and underserved communities in Florida as well as nationally and internationally (see www.4socialchange.org). The Center provides financial support for more than 300 non-profits that are working to positively impact our communities and bring about social and economic change. The Center also provides fiduciary oversight, financial management and other administrative services for some of these non-profits. The Company believes that with the 15% revenue royalty to the Center, there can be a larger pool of funds to help support additional high social impact activities, aligned with SIH’s overall goals, in our communities.

PHEO also granted a lien and security interest on all of PHEO’s stock ownership interest in HED as collateral for repayment of $500,000 in loans. As referenced above, the closing of the Share Exchange is contingent on the Company raising the $1,000,000 minimum from its Offering. The parties agreed that, after the execution of the Share Exchange, and within 10 days after the Company achieves its minimum, PHEO will transfer the HED Shares to SIH under this agreement. The Company will be taking ownership of the HED Shares, subject to the terms of a Security Agreement and the liens granted, if the $500,000 in Loans have not been satisfied prior to the closing.

JOINT VENTURES

The Company contemplates utilizing joint ventures as the form of these above mentioned “partnerships”. We have entered into 10 joint venture agreements that are contingent on the success of this Offering. The final terms of these joint ventures will be negotiated prior to the funding and creation of these new entities. The following terms and conditions are what is contemplated by the Company for these prospective joint venturers, each an individual joint venture.

•	Structure – The Company would look to provide the liquidity needed to joint ventures comprised of the Company, with at least 50% + one (1) share, in most instances and companies or individuals who have the resources or intellectual property that could contribute to revenue, once we provide the needed liquidity. The Company would also invest capital to assist in the retention of small businesses through employee ownership structures.

•	Operations - Although the Company would initially be, other than in two instances, the majority shareholder of the new joint venture companies, the services and product delivery would be done by the minority joint venture partners with the technical expertise.

•	Operational Oversight - The Company (acting as a holding company and as the joint venture partner providing the funding to the joint venture relationship) would maintain oversight by requiring board seats on the joint venture companies, weekly reporting and direct involvement by the Company’s officers and regular reviews by our CEO. This degree of oversight would continue until the joint venture company is deemed by our Company CEO and investment committee to be financially stable. From that point forward, unless otherwise required, the oversight frequency is expected to be reduced to a quarterly review. Also at that time, the joint venture would be up for review for a possible exit strategy. This strategy will be based on, but not limited to, the amount of funds invested, the financial success of the joint venture company and how best to positively impact the minority partner and the surrounding community.

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•	Revenue – The Company expects to receive monthly administrative and development fees from these joint ventures, based on an amount to be negotiated during the finalization of each joint venture company. The amount of this fee would be determined based on each individual joint venture’s growth rate and potential and would also be carefully concluded so as not to negatively impact the joint venture’s growth. This fee will continue for a five year period. The Company believes that this model allows for more reinvestment back into the joint venture companies. At the end of the five year period, the Company will decide, at its own discretion, if a dividend or other form of profit sharing is warranted.

•	Social Investments - Although the majority of the operations and activities of both the Company and joint ventures will seek to be revenue producing, there are causes like community, police and race relations that will have elements that are non–revenue producing. While the terms of the joint ventures have not been negotiated, the Company will require that each joint venture company will, as a part of its agreement with the Company, allocate a minimum of 2.5% of its pre-tax revenue, to socially oriented activities. Such requirement must be finalized before any investments are made by the Company into the joint venture companies. Any such funding will occur only from those individual joint venture companies that have at least 4% pre-tax revenue. As the joint venturers are expected to have stock ownership in the joint venture and the Company’s management will be the majority manager of the joint venture, conflicts are believed to be eliminated by both parties signing an operating agreement which will stipulate conditions under which non-revenue generating activities will be funded – in other words, before any funding is provided by the Company to the joint venture. The joint venture partners will agree, within the operating agreement, to a review annually of the social impact activities to be the focus of the Company, should funding from the 2.5% pre-tax revenue be adequate. The Company anticipates having all joint venture partners meet annually, as a part of their operating agreement, to discuss their perspectives on areas of social focus. Those contributing the minimum from their pre-tax revenue will be able to present and vote on social activities. However, those not meeting the 2.5% threshold will only be able to participate in those discussion, but not vote.

There are excellent opportunities for the Company to provide a bridge to companies that aren’t able to get bank loans but have revenue that can be maintained and increased. Therefore, the faith community (through churches) will be sought as collaborators for this initiative which will include, but not be limited to, maintaining and expanding businesses that may have reached their sunset without a succession plan.

The Company’s principal founders believe that it is possible to provide services and develop businesses that build both self-esteem and entrepreneurial know-how within minority communities and villages, while concurrently bringing economic and social benefits into those neighborhoods and villages, creating socially responsible profits for the Company.

AFRICAN BUSINESS STRATEGY

Many American businesses seem reluctant to seek entry into the African markets. In most cases, those markets are dominated by firms representing former colonial powers. In many cases, these firms are actually not well accepted, but tolerated when there are no other alternatives. The organizational activities and investigations discussed below have indicated to the founders of the Company that American firms are embraced and sought after by many indigenous Africans.

While the risks in Africa are higher than in the U.S., the potential returns are also higher and the Company’s mission seeks to address many of the issues that constrain business ownership and growth of companies owned by previously disadvantaged people. These anticipated higher returns are expected to result from the absence of extensive competition for these opportunities and the reasonable expectation that effective application of American technology and capital to these opportunities will generate returns in excess of those available in the U.S. (often characterized by fierce competition among relatively equal competitors). These higher profits would permit a company such as SIH to generate reasonable returns for investors while, at the same time, developing training opportunities and sustainable business ventures for the previously disadvantaged population.

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By way of example, the Company, through a joint venture, if the maximum is raised in this Offering, intends to partner with indigenous South Africans providing solar hot water heaters which will reduce the consumption of electricity and provide a longer warranty than existing water heaters in the market. As the cost of electricity is much higher in Africa, the savings should be greater from the reduced use of electricity. The Company will provide manufacturing, sales and installation training to create more entrepreneurs in Africa, which the Company believes will produce higher profits in Africa than in the U.S.

There are opportunities supported by numerous strategies on the continent of Africa such as the Broad-Based Black Economic Empowerment program of South Africa that promotes economic participation by indigenous Africans. These special programs give preferential treatment to the local population for every sector of the economy. Since there presently is a shortage of investment capital and expertise among native Africans, it is management’s opinion that investors from the U.S. (through the Company and related joint ventures) will be able to provide capital, technology and know-how for these opportunities and thereby profit from this contribution.

The Company believes these projects are socially responsible and have the potential to be economically beneficial to members of minority and faith-based communities that are currently limited in opportunities. Specifically, the Company intends to participate in projects in the U.S. that will not only benefit these communities (the target market), but is expected to provide a steady stream of cash flow to invest in economically impoverished communities in Sub-Sahara Africa, the Caribbean and other areas.

Diversity and Structuring Example of SIH Mission Focused Business Strategy

MANAGEMENT PHILOSOPHY

There are certain key corporate and management philosophical tenets that the Company’s founders believe are key to the long term success of the Company:

•	To achieve commercial success in its individual investments or businesses (through joint ventures it owns and manages), the Company, except for two instances, will have majority control (at least 50% plus 1 share) of these operations.

•	The Company will remain focused on the vision to build better police, race and community relations to foster the development and maintenance of broad-based, multi-ethnic business opportunities for the African-American, Hispanic and the broader, non-minority communities. It is in the long term best interests of the Company, both for its own growth and in developing the potential for the joint venture companies, to develop strategies to maximize overall community ownership participation through as many broad-based business activities as possible.

•	A certain portion of the Company’s annual profits, either by percentage or an absolute dollar amount, if available, will be dedicated for reinvestment in business opportunities in Africa and the U.S. Hence, some projects will be selected based upon the opportunities, for sustainable development, long term local employment and needed social benefits for the local populations, rather than simply the specific level of returns.

•	A key component of success in Africa will be through a mentoring program where management skills from successful U.S. operations are expected to be transferred to fledgling businesses in Africa.

•	To initiate meaningful improvement in the poverty level of Sub-Sahara Africa, U.S. companies must assist in the development of enterprises that convert natural resources on the continent while concurrently reducing the outflow of funds.

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PHILOSOPHY FOR AMERICAN AND FAITH-BASED OPERATIONS

In summary, the Company’s philosophy and objectives for its domestic operations are derived from the following key assumptions:

•	Members of the African-American community that have an affiliation with the various traditional black churches (faith-based communities) have higher disposable incomes when compared to other segments of the target market.

•	Potential shareholders of the Company are African-Americans, Hispanics and non-minorities of the faith-based communities. We believe they can benefit from the dividends and distributions from the contemplated profitable operations of the Company, and the anticipated, attractively priced goods and services to be offered by the Company.

•	These faith-based communities have a natural and highly developed membership organization and communication network, established principally through individual churches and ministries. A range of products and services tailored to their needs, in management’s opinion, have not been consistently and comprehensively offered nor delivered through black and/or Hispanic-owned or managed businesses on a nationwide or even regional scale.

•	Faith-leaders have recently begun embracing more business principles for generating revenue needed to fill the gap left by reduced social programs and have begun programs for saving small family owned businesses in their communities where there is no succession plan in place.

•	The Company intends to develop aggressive marketing campaigns to reach this large and relatively better-off niche of the African-American and Hispanic, faith-based communities.

PHILOSOPHY FOR INTERNATIONAL OPERATIONS

The Company further believes that African-Americans and Hispanics have a substantial desire to support development and economic growth in Sub-Sahara Africa and the Caribbean. These desires, management believes, are based on the fact that the origins or “roots” of these members lie in the various nations that make up those regions. The phenomenon is evidenced by the wide variety and number of individual missions and charitable operations in Sub-Sahara Africa that are currently funded or otherwise supported by African-American faith-based communities and, in the Caribbean, by the Hispanic faith-based communities. The Company believes it can further develop and support this genuine and sincere concern for the welfare of the population of Sub-Sahara Africa and the Caribbean in a new and different way. This way pairs economic growth with development and expansion of business opportunities in the private sector.

The Company’s philosophy and objectives for its international operations are derived from the following key assumptions:

•	Africa is a destination for significant aid and development moneys intended to assist the nations of Sub-Sahara Africa in fostering economic growth. Likewise, the Caribbean is a destination for significant aid and development moneys for the support of families and communities in the region. As the Company identifies companies or individuals with the potential for operating companies in sectors where the need is greater, such as infrastructure, roads, ports, municipal services and similar sectors, we will work to create an environment that should promote private businesses and help them operate more effectively and profitably; and

•	With sufficient care in selecting investments, management believes the Company can generate at least competitive rates of return on investments in Sub-Sahara Africa and the Caribbean.

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OPERATIONS & MANAGEMENT

The Company will manage all operations from its head office in Miami, Florida. This corporate structure will include responsibility for:

•	SIH Americas - oversight of all projects and businesses located in North America, the Caribbean and Central America.

•	SIH International - oversight of all projects and business located outside of the Americas and the Caribbean.

•	Administration – oversight of all financial, operating data, marketing, systems, human resources, record keeping, compliance with government regulations and filings, corporate documents and company reports for all entities owned by or in which 50% plus one (1) share or more ownership interest will be held by the Company.

•	Corporate Finance - asset acquisitions, due diligence, asset valuations, reporting, acquisitions and/or joint ventures, legal advisory, financial and debt structuring, corporate coordination, new project management, portfolio management by region, analysis by sector, active representation within portfolio investments and investment committees.

The Company intends to consider, in addition to those outlined in this description of “Our Business,” other development projects and intends to take advantage of opportunities as they arise, thus providing income and asset growth for its shareholders based on its planned investment and development strategy. The Company intends to develop strict guidelines for investment, first considering preservation of capital, then equity participation (always, except for the two instances mentioned in this Offering Circular, obtaining at least a majority interest in any project or business unless a related party has a majority interest) and liquidity. In most situations, it will maintain a preferred position with emphasis on an exit strategy with earnings and a residual equity position. Management intends to fund projects strictly based on satisfactory completion of appropriate due diligence and based on generally accepted investment guidelines as they may evolve over time. At least initially, any specific opportunities pursued will relate to automotive repairs, media, financial services, construction, real estate development, manufacturing, funeral services, sawn timber, logs sales and communications activities.

The projects and diverse activities contemplated by management are inherently risky. The risks could cause the investors to lose part or all of their investment. Potential investors are advised to consult their own legal and accounting counsel as to their suitability for investment in the Company. (See “Risk Factors.”)

Management believes that the principal criteria for success in the Company's business is responsiveness to the needs of the targeted consumer, referral sources, quality of service and the ability to establish and maintain effective relationships with the principal referral sources in each of the communities in which it will be operating. We believe the Company's personnel will have extensive experience and training in the strategies necessary to ensure the best implementation of the strategies to achieve the goals of the Company. This experience and training will provide (in our opinion) a potential for growth of the Company, allowing it to market and deliver its services to a broad range of members of the emerging domestic and African markets. In this manner, the Company should be able to provide goods and services to the communities inhabited by indigenous Africans, blacks and Hispanics (the two predominant minority groups in the U.S.) as well as the broader markets in a very cost-effective and quality manner.

AMERICAN OPERATIONS

Our Miami, Florida office will serve as the Company’s headquarters and the office for its SIH Americas division. Immediately following this Offering, the Company will begin a comprehensive program of inclusion by means of joint ventures with companies designed to target minority citizens in specified cities, specifically working with church members and individual churches representing The Church of God in Christ, The African Methodist Episcopal Church in both the United States and Africa, the Caribbean Conference of Churches based in Trinidad, The National Baptist Convention, The Lutherans (who helped many Blacks in Africa who needed it, regain their land), The Church of God and non-denominational faith-based organizations.

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The Company will make a number of investments in North America with the following objectives:

a)	Joint venture with companies and individuals that will allow for broad-based minority and faith-based community ownership of businesses. Preference is given to business opportunities where ownership is shared at least 15% with workers.

b)	Capitalize on the vast, unfocused purchasing power of the Company’s shareholders and target market.

c)	Operating businesses with baby boomer ownership and no succession plan or retirement plan for the existing owner(s).

d)	Operating businesses where existing owners do not have access to bank loans.

We will initially concentrate on joint venture projects that have a real estate or other asset component that will not negatively impact the Company’s balance sheet.

Additionally, the Company intends to enter, when either funds are raised from this Offering or revenue from operations are adequate, the financial services sector. These products and services will initially be marketed to members of the African-American and Hispanic communities. A more specific focus will be on faith-based communities while seeking, over time, to continuously broaden the range and depth of products and services offered to the broader communities. The Company believes this is the appropriate strategy based on the following factors:

a)	Management’s view that there is a lack of unity of economic resources within minority communities at present;

b)	There has been a significant reduction (or even elimination) of many affirmative action initiatives in the U.S. over the past few years;

c)	Through the JOBS Act, there can be more financial resources made available to entrepreneurs who are more suited to equity than the limited, if available, debt instruments;

d)	Management believes it can pursue a significant niche resulting from consolidation in the financial markets and an associated desire to achieve ever higher economies of scale, without consideration of the unique needs and product requirements of minority groups;

e)	Concurrently, there has been a corresponding centralization of decision making, hiring requirements and outsourcing to the cheapest provider, regardless of community affiliation, implying to the small entrepreneur that the odds of being successful as an independent are against him;

f)	The cost-effectiveness and short term expense of expanding into new minority and fringe neighborhoods; and

g)	The fact that there is limited competition, where the focus is on keeping more of the financial resources within the communities through community ownership and building better race, police and community relations through the model.

As service and product offerings are developed (assuming adequate funding from this Offering), the Company will begin its roll-out to faith-based and minority communities, taking initial advantage of concentrations in Florida, Georgia, New York, South Carolina, North Carolina, Tennessee and California. As rapidly as possible thereafter, the Company believes these opportunities could also spread to other states throughout the United States.

American Joint Venture Sectors (Contingent on raising adequate funding)

1.	Manufacturing: Manufacturing jobs over the last two decades have left many communities struggling to maintain equilibrium, as many companies shipped their operations overseas. Over the last two or three years, higher wages overseas have made some jobs in the USA, competitive again. According to a PEW Research study published in October 2016, Americans think the responsibility for preparing and succeeding in today’s workforce starts with individuals themselves: roughly seven-in-ten (72%) say “a lot” of responsibility falls on individuals to make sure that they have the right skills and education to be successful in today’s economy; and 60% of people believe public K-12 schools should bear a lot of responsibility for the dearth of jobs.

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These views differ on the roles that other entities, such as companies and different levels of government, should play in preparing people for the workforce. SIH believes leadership by the faith community, focusing on areas where manufacturing can be competitive when brought back to the U.S., could increase the number of small businesses for individuals who have an interest in taking some of those jobs with the potential of becoming employee owners of those small businesses. Therefore, the Company has chosen the manufacturing of solar hot water heaters (that has appeal both domestically and internationally) as one of the potential joint venture opportunities.

Additionally, the Company intends to enter into joint ventures with Eurena’s Fashions International and Madison Lily LLC which are the manufacturers and designers of clothing and a unique baby bag utensil carrier. Together, they possess the industrial sewing machines, design experience and manufacturing space where minority women are being taught how to cut and sew garments and accessories.

The Company has allocated the following proceeds for this sector: $100,000 at minimum, $200,000 at mid-point and $5,200,000 if the maximum is raised.

2.	Construction and Real Estate: The Company will target areas where gentrification is occurring and work with members of the groups being displaced to help them secure a piece of the future for the area they have called home for decades. Kristin Kitchen (a developer of real estate sites with high historical value to the Black community) and Dr. Marvin Dunn (former professor at Florida International University and author of two books and executive producer of documentaries on high profile stories and sites relevant to Black Americans) will lead the initiative to develop real estate in Miami and Rosewood, Florida, as well as other geographic areas with high historical value to the Black community.

A hotel in the oldest area in the city of Miami (which thrived before the interstate highway separated the community) is one of the projects planned for a joint venture between the company and the developers. Robert Curbelo, a director of the Company and project manager for well publicized projects in south Florida, will serve as project administrator if the Company raises the funds contemplated in this Offering.

The Company will focus on both new developments and housing programs that are designed to upgrade blighted communities utilizing Community Reinvestment Act funds, Community Redevelopment Initiatives and other available incentive programs in the U.S. The Company plans to utilize empowerment zones, tax credits, tax-exempt bond financing, community second mortgages and down payment assistance programs in its efforts to be more responsive to the financial needs of previously underserved communities. Through this Offering, members of the community will have an opportunity to both own stock in the Company and utilize its services to acquire homes and expand businesses.

The Company will also consider forming a joint venture with People Helping Each Other, Inc. (a non-profit corporation described above) to engage in real estate development projects on land owned by the non-profit which could accommodate an assisted living facility in Palatka, Florida. The Company also intends to build-out and lease property for a charter school through a joint venture, which will focus on science, technology, engineering, mathematics, arts and aviation. The property to be built-out will use some of the real estate which will be owned by People Helping Each Other, Inc. The building in which the contemplated charter school will be located has more than 70,000 square feet under roof, a working indoor Olympic size swimming pool, a fitness center, space for incubating start-ups and small businesses, cat-5 cable infrastructure for computer or call center, an exhaust system that complies with OSHA requirements for cosmetology activities, classrooms and a chapel. All of these sectors could, if operated successfully, contribute to the revenue stream of the building. Additionally, the Company plans to negotiate with two of (Florida’s) Putnam County largest employers to provide a feeder education program to help replace their aging cadre of employees. Assuming the availability of adequate funds from this Offering and after completing the initial start-up projects in Palatka, the Company intends to redevelop additional property here and elsewhere gentrification is occurring. The Company intends to create joint ventures with existing residents maintaining an ownership stake in the redevelopment in a manner that allows them to earn returns from their equity involvement.

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The Company will also rely on the construction expertise and development experience of some of the Company’s investors who have been involved in construction and real estate development sectors for more than 30 years. This includes the Keyes Company, a well-known company in the Florida real estate business for more than fifty years, whose owner is also a member of the Company’s founding group.

The Company has allocated the following proceeds for this sector: $250,000 at minimum, $750,000 at mid-point and $1,750,000 if the maximum is raised.

3.	Communications: Although minorities currently make up approximately 48 percent of the U.S. population, they own only 2.5 percent of approximately 11 thousand licenses commissioned by the Federal Communications Commission (the “FCC”). As reported by The Wall Street Journal and other sources, rule changes by the FCC, adopted in December 2007 would allow the Company to consider an investment in the new opportunities (provided the Company is adequately successful in its Offering).

Finally, digital technology is revolutionizing the telecommunications industry and there is opportunity for minority-controlled companies with experience and access to capital to own some of this new spectrum as the next generation of broadcast and telecommunications service providers. Major corporations are seeking to establish mutually beneficial relationships with minority-controlled companies with experience and access to these new communications licenses. Moreover, urban and inner-city markets continue to attract increasing amounts of advertising revenue and continue to reflect larger percentages of minority populations. The Company will seek to capitalize on these economic and demographic trends by taking (except in rare cases) a majority ownership stake of 50% plus one share in a joint venture with National Black News Radio TV which has agreed to form a joint venture with the Company in the U.S. and internationally (again assuming the funds are raised in this Offering). The Company, upon reaching maximum in this Offering, intends to implement the joint venture with the two companies, which collectively have the expertise in the entertainment and communications industry and will insure that the laws, regulations and oversight that the Company must take into account are complied with. The Company will utilize this joint venture to create content for distribution on social media, Black oriented radio, newspapers, international networks and its own website.

The Company has allocated $1,100,000 for this sector if the maximum Offering is reached. However, if only the minimum or mid-point is reached, the Company will only allocate $100,000 to this sector and not pursue a more comprehensive array of services through this sector in the near future.

4.	Financial Services: The Company also intends to execute a joint venture agreement with Keyes Insurance as an entry into the financial services sector. Keyes will also work with the Company in creating additional financial services for the Company’s target market and will seek a joint venture with a community development financial institution which could offer additional products and services to the Company’s target population. A consultant will be engaged to assist the Company in that effort as well.

The Company recognizes the complexity of this sector but management believes it has significant potential for providing better services and products to the minority communities that constitute the Company’s emphasis. Several credit unions established by churches are expected to be agents of Company products and services envisioned. The initial strategy expected to be pursued will involve the creation of a joint venture with a community development financial institution.

The Company intends to leverage U.S. government programs to better serve this market niche and provide the financial literacy products that will allow these consumers and business owners to be able to manage and use money more effectively. By combining with a strong and recognized institution, the Company believes it can provide financial literacy programs to address some of the root causes of the minority community’s financial woes.

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The Company intends to offer, through its joint venture with Keyes Insurance, a range of insurance products avalable both domestically and internationally. This will act as a catalyst to produce high social impact through its activities. In December 2015, the U.S. Department of the Treasury and the U.S. Agency for International Development (“USAID”) hosted the Financial Inclusion Forum. This forum highlighted the lack of access to safe and affordable financial services for everyone. A number of participants made announcement about specific ways that they could accelerate progress on financial inclusion efforts in the United States and worldwide. The Company intends to address some of the needs discussed during the forum by initially focusing on an insurance services joint venture. Upon stabilizing that joint venture, the Company intends to expand into additional financial services.

If the Company raises the minimum or mid-point Offering, there will be no investment in this activity. However, if the Company reaches the maximum in this Offering, the Company intends to invest approximately $300,000 in this joint venture and pursue a collaborative effort with the Financial Inclusion Forum, as we both have recognized and are intending to provide access to safe and affordable financial services for everyone. The Company’s management believes the amount planned for investment in this sector will be adequate to commence its contemplated domestic insurance operations.

5.	Funeral Services: The Company recognizes the potential for a continuous pipeline of customers for this business sector. According to a report issued by the Cremation Association of North America, cremation rates have increased 12 fold over the last approximately 50 years to more than 45% of deceased remains disposal. Cremation is a lot less costly than in-ground burial and therefore has become a more popular disposal method in the Black community than it was before the big recession. The cremation disposal method is expected to overtake the in-ground burial rate within the next 12 years according to the National Funeral Directors Association. Therefore, the Company has agreed to create a joint venture with Range Funeral Home (“Range”), one of the oldest and better known funeral service providers in the state of Florida. The joint venture with Range is expected to allow for the funding of a crematorium and burial vault manufacturing facility that should produce a full service, vertically integrated funeral home through the contemplated joint venture company.

This joint venture is expected to financially benefit both parties in the joint venture company. If the minimum is reached in this Offering, there will be no funds committed in this contemplated joint venture. However, the Company will contribute $600,000 in this joint venture once the Offering mid-point is reached.

6.	Automotive Repair and Training: The automotive repair sector is an area that the Company believes can be very impactful to the minority communities as well as a good revenue producer. The automotive repair industry represents a prime example of the need for vocational and technical on the job training. With the auto industry becoming extremely high tech, the Company believes that, although many in our minority communities have the passion for working on automobiles, they lack the level of training required to be successful in this sector. The Company believes that a curriculum focused on auto repair, people and business skills will create the basis for future minority business owners in this sector.

The Company has entered into an agreement to create a joint venture with an automotive repair company that has been in business for over thirty years and has a passion for teaching the younger generation the automotive repair trade. If the Company is successful with at least a mid-point raise and successfully negotiates the creation of a joint venture, the current location in Interlachen, Florida will be expanded into an automotive training center. As the training center produces graduates, the joint venture company would begin opening automotive repair centers in other minority communities or areas that serve these communities. Over time, these graduates would earn an ownership stake in these companies in a contemplated employee ownership model.

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These auto repair centers would be a combination of new start-up businesses and acquisitions of existing business that fit into the Company’s mission. The joint venture company would first look to open these repair centers in communities around Florida and then, with sufficient capital, across the U.S. The joint venture would also look to designate key automotive repair centers as training centers as well.

If only the minimum Offering is raised, there will be no funds committed to this sector. If the mid-point is reached the Company will invest $800,000 and, if the maximum is reached, the Company intends to commit $1,000,000.

7.	Call Center Operations: The Company intends to take advantage of as many cost savings measures as possible while concurrently entering business sectors that offer the greatest opportunity for large numbers of employees. Understanding the large numbers of U.S. companies that have outsourced services to foreign companies, the company believes that it can provide the funding necessary to operate a joint venture with the highest quality service using American employees. The Company expects the joint venture call center operations will service all of the companies in which the Company expects to commit capital raised in this Offering. The Company also believes that a high quality call center will reflect positively on the additional outside companies to which the joint venture company will provide service. According to Datamonitor, an international company providing market intelligence, forecasts show a 20% increase in home-based call agents, year-over-year from 2009 to 2012, with call centers moving away from brick and mortar facilities. The Company intends to maximize jobs through this joint venture call center business.

The Company will not commit funds to this joint venture if only the minimum is reached. However, the Company intends to commit $200,000 in this joint venture at the Offering mid-point.

INTERNATIONAL OPERATIONS

The Company’s philosophy and objectives for its contemplated international operations are derived from the following key assumptions:

•	Africa, to date, has been moving towards being a destination for significant aid and development moneys intended to assist the nations of Sub-Sahara Africa in fostering economic growth.

•	A significant portion of these moneys are designated to be spent on infrastructure, such as roads, ports and municipal services that will create situations in which private businesses can operate more effectively and profitably.

•	In many African countries, in response to prodding and support from the U.S and other developed countries, there has been a significant improvement in governing, in maintaining fiscal discipline and in supporting activities that are beneficial to all citizens of these countries, rather than an elite few.

•	Over the next several years, the Company believes an atmosphere will be created in many African nations that will be receptive to private investment and support public-private (or strictly private) opportunities to provide basic goods and services.

•	With sufficient dedication of resources and management’s time and effort, the Company expects to identify and participate in some of these commercially-oriented opportunities with the support of U.S. government agencies and programs such as USAID, the Oversea Private Investment Corporation or the U.S. Export Import Bank--or their multilateral counterparts. Such partnerships can significantly mitigate commercial and country risks in investing in these commercial opportunities.

•	Over time and with sufficient care in selecting investments, management believes the Company can generate a superior return on investment from its investment activities in Sub-Sahara Africa.

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•	A portion of the Company’s annual profits, either by percentage or at an absolute dollar amount, if available, will be dedicated for reinvestment in business opportunities in Africa, in order to generate sustainable development, long-term local employment and/or needed social benefits.

•	Newly enacted laws on the continent of Africa require businesses to have significant ownership by indigenous Africans for the companies to do business with the governments, specifically Broad-Based Black Economic Empowerment which began in October 2014. (See Proclamation by the President of the Republic of South Africa, “Commencement of the Broad-Based Black Economic Empowerment Amendment Act, 2013 (Act No. 46 of 2013)).

Indigenous Business Development

Within Africa, newly identified business opportunities are being made available by national governments to indigenous African companies and entrepreneurs in sectors such as road building, truck and train transportation, mining, house building and a host of other sectors. Support for these fledgling companies can be executed by the Company through investment and joint venture arrangements. The Company has also explored and can access expertise from U.S.-based companies and other resources that would increase the probability of success by the previously disadvantaged local enterprises. This approach differs from historical practices which have been to develop a program for the developing countries, especially Africa, with little meaningful local company input or involvement.

Over the past four years, principals and/or board members of the Company have developed relationships with key individuals within various countries on the continent of Africa who have a genuine interest in working with a company from the U.S. that can bring expertise and resources from U.S. government agencies such as the Overseas Private Investment Corporation (OPIC), the U.S. Agency for International Development (USAID), Export-Import Bank and The Millennium Challenge Account (a U.S. Government entity with a mission of investing in capacity building and infrastructure needs of developing countries), as well as resources, both people and finances, from a number of corporate and financial institutions.

These resources are compatible with or enhanced by the following factors:

•	Newly enacted Broad-Based Black Economic Empowerment (B-BBEE) laws on the continent of Africa.

•	The slow pace at which the larger companies, both local national and multinational, are responding to the requirements of the new laws with concurrent unavailability of capital for indigenous Africans.

•	The increased emphasis on supporting the development of sub-Sahara African countries from all areas of the developed world (but especially the U.S.) by expanding trade and investment opportunities in these countries. In addition to existing programs supported by USAID, the Millennium Challenge Corporation (a U.S. Government entity) continues to provide financial assistance to countries that have significantly demonstrated a willingness to provide transparent government and social programs that support the general native population. Other U.S. government agencies such as the Ex-Im Bank, OPIC and the Trade Development Agency (“TDA”) have also increased their focus on Sub-Sahara African over the past few years, adding an element of short and long term financing capital and technical support for projects identified within the region.

The Company will identify U.S. businesses with the requisite expertise, create a business execution joint venture company, majority owned by the Company, and have the minority company with the expertise perform as project managers. The indigenous companies will perform at least 30% of the work or services to be performed in all sectors being executed under the agreement. The target of at least majority ownership by indigenous Africans is expected to be achieved within five years of the creation of the joint venture.

The Company believes that the needs and desires of the residents of African countries are not significantly different than those of its potential clients in North America, namely: affordable housing, decent jobs, access to reliable communication systems, banking and insurance products and services as well as the ability to purchase needed goods at fair prices. As the Company develops the capabilities of its American operations, it will also create the opportunity to transfer and deliver similar capabilities to its potential clients in Sub-Sahara Africa. For example, in November 2013, Overseas Private Investment Corporation launched a 500 million dollar Innovative Financial Intermediary Program, designed to help U.S. Companies assist overseas companies in their development and also increase the export of U.S. based company’s intellectual property and products -- which will also provide the potential for increased business in the USA.

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Given the foregoing, a certain percentage of the capital raised through this Offering will be devoted to forming joint ventures (which would allow for investments in or the development of certain African-based businesses or targeting opportunities in individual for-profit projects or other Joint-venture opportunities in Sub-Sahara Africa). The Company is committed to creating and evolving a comprehensive, integrated strategy for the development of sustainable projects, including:

•	Addressing the critical housing shortage in Africa.

•	Promoting job creation in the construction industry and home component manufacture.

•	Developing a mortgage financing system for broad-based access within Africa.

•	Investing two million dollars in a private equity fund to invest in companies domiciled in developing countries.

•	Establishing offices in each African country where the Company then has projects, creating a local company in which there is a domestic broad-based ownership structure.

The Company, if it raises sufficient funding, intends to make a number of investments in Africa and the Caribbean with the two-fold objective to:

•	Acquire operational assets that will extend its U.S. activities into complementary African and Hispanic businesses, initially focusing upon providing property management and analogous financial services capabilities.

•	Creating joint ventures with controlling interests in property development companies that control commercial and affordable housing projects.

International Joint Venture Sectors (Contingent on raising adequate funding.)

1.	Timber Harvesting: One of the primary sectors for indigenous business development is in the timber harvesting sector. A joint venture was previously contemplated between the Company and People Helping Each Other, Inc. which would have allowed the Company to have more than 51% controlling interest in a timber harvesting and forest management company, with 502,000 hectares of hardwood timber concessions, from which at least 100,000m3 per year can be harvested. The concessions have over twenty-four years remaining on the concession permits. PHEO has now agreed to accept 500,000 shares of stock in the Company and the cancellation of the loans and accrued interest owed by PHEO to the Company, in exchange for the Company receiving People Helping Each Other’s 70% stock ownership in Holdings Enterprises Durables, Sprl. (“HED”), domiciled in the Democratic Republic of the Congo. Both parties have agreed that the share exchange shall be subject to the Company successfully breaking escrow with a minimum raise of $1,000,000 (the “Share Exchange”). The assets of HED includes Padouk and Sapele hardwood timber species for harvesting within its 502,000 hectares of high market value timber concession (according to the April 15, 2018 International Tropical Timber Organization report). Additionally, the new direct ownership in HED will include more than 1,000,000 Hectares of timber for conservation concession.

The Company, for the purpose of bringing the required expertise to the timber project, is contemplating a joint venture with Iona Management Group (“IMG”). IMG, with more than 40 years of timber harvesting and forest management experience, will manage the timber harvesting, forest management and indigenous training for the Company. IMG has proven capabilities in providing clients with high quality, high value services in the woodworking industry, logging/timber harvesting and forestry management projects world-wide. Their services include (but are not limited to): consulting, logistical planning, equipment sales and installation, market feasibility studies, personnel recruitment and training, with complete mill turn-key construction and local employee training. IMG’s hands-on approach provides clients with tightly managed and cost effective projects. IMG uses multiple resources, working closely with their customers to develop better wood processing solutions. Research and development are focused on production efficiency and competitive end products. IMG has worked with domestic and international grading rules, lumber, logs/timber, poles, plywood, veneers and all waste/by-products that can be converted into electric power or other beneficial or cost saving uses. Their network of global associates enables them to stay abreast of current market prices and conditions, regulations and trends.

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Another important aspect of this project is the training and employment of indigenous Africans that will be done on projects contracted by the Company’s joint ventures. Additionally, to increase involvement of the Indigenous Africans, harvesting equipment will be purchased by the Company and rented to those Indigenous companies sub-contracting to the Company. With the timber concession definitive agreements with Bandundu province in the Democratic Republic of the Congo expected to be executed concurrent with the funding of the joint venture, the Company will have additional opportunities to increase the number of African-owned businesses as well as increase the number of indigenous Congolese being employed. If only the minimum is reached in this Offering, there will be an investment of $100,000 in this sector. If the mid-point or the maximum is reached, the Company intends to invest $6,500,000.

2.	Financial Services: Throughout much of Africa, substantial amounts of both income and time are spent by workers cashing their paychecks since banking services are virtually non-existent outside of city centers. In addition, historically, the only savings product available to many residents is a simple savings account, inadequate to accelerate wealth accumulation. Likewise, the principal life insurance product has been an expensive whole life insurance policy that often covers little more than burial costs of the policy holder.

Housing Finance: The Company intends to extend the U.S.-based programs designed to promote financial literacy and homeownership to better serve the homeownership demands of the Sub-Sahara Africa population. In Africa, the lack of a developed mortgage and securitization market has been a barrier to home ownership and wealth building. Thus, Company management regards the securitization of home loans in Africa as a crucial element in extending homeownership opportunities to a greater percentage of the population.

Private Equity Fund Management: The Company intends to take advantage of programs that provide both debt and equity to a particular project. Some programs provided by the International Finance Corporation (“IFC”) will provide a certain level of debt to a project and historically utilize the preferred creditor status of the IFC to attract private syndicated debt to a project. In addition, the IFC itself, if the project is in the priority sector, can provide up to 20% of the project’s required equity in addition to a loan, a facility the Company’s management believes it could qualify for and access. This combination of debt and equity is a powerful tool in ensuring the correct mix of debt and equity is available to the projects identified by the Company, or for those projects identified by an investment fund in which the Company could be an investor. Similar programs are available from selected regional multilaterals and some bilateral agencies.

The Company will joint venture with a fund management company to serve as manager, investing up to $2,000,000 of the proceeds of this Offering for staffing and operations of such fund’s management company if the maximum is achieved. This equity fund is expected to act as a catalyst for small business ventures initially. The Company will also seek opportunities to attract investment from other funds in countries where the Company establishes a presence. Fund management would generate fees and possibly some incentive-based income.

In addition, the Company will seek to take advantage of a variety of programs available from both multilateral and bilateral financial institutions established to support private investment opportunities in the developing world. As an example, the Company intends to work with existing fund managers supported under a program provided by the Overseas Private Investment Program.

If only the minimum or mid-point is reached, there will be no investment in this sector. If the maximum is reached, the Company intends to invest up to $2,000,000.

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Addressing the Problems of the Past: The Company has assessed the effectiveness of previous private investment funds sponsored by, among others, the Overseas Private Investment Corporation (“OPIC”) and the International Finance Corporation (“IFC”) in Africa as well as the traditional funding methods in certain countries, including donor funding, debt funding and captive private equity funding. Certain realities affecting effective project funding became apparent: The lack of funds available to indigenous business owners and potential business owners. Therefore, the Company has as a focus, filling the huge gap between funds for indigenous population and their counterparts in the mainstream economic system in Africa. The Company believes the model of broad-based ownership will contribute significantly to the development of the middle class and as a by-product, increase exports from the USA to sub-Saharan Africa.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is a recently-formed entity now seeking development and expansion capital in order to create a network of businesses and services focused on and directed to minorities in the United States and natives of Sub-Sahara Africa and certain Caribbean countries.

Having its Regulation A Offering declared effective September 27, 2017, $25,000,000 of its shares were qualified to be sold at $10.00 per share on a self-underwritten basis (meaning without the use of broker-dealer(s)) (This Offering is currently stale, pending review and the expected re-qualification of the Company’s Post-Qualification filing). In fact, the Company’s business operations are almost totally dependent on the relative success of its IPO offering. After having its Regulation A+ Tier 2 securities Offering SEC-qualified, seven states, critical to its offering, required (because the offering is self-underwritten) the Company’s designated directors and/or executive officers’ to be registered as “agents of the issuer” - - in their states before the Offering could commence in those states. The critical states included Florida, Texas, New York and Arizona, who ultimately registered two of the Company’s executive officers as “agents of the issuer”.

The Company started to see a large gap that existed between the smaller denomination investors and the Companies current check and/ or wire transfer payment options. The individuals in the minority communities that we believe will be seeking to invest, either don’t have or carry checkbooks or would be reduced to paying wiring fees that could be nearly one-third their minimum investment of $100. To facilitate the transfer of funds from subscribers (especially in view of the small denomination $100 minimum provided in the Offering Circular), the Company has established an ACH debit agreement and escrow account with UMB Bank. This escrow account was opened in the name of the Company and has replaced the escrow account originally opened with the Company’s stock transfer agent, Colonial Stock Transfer. As no funds had been raised at the time UMB Bank agreed to serve the Company, the original escrow account was closed and there were no funds to transfer.

Once the Company is qualified, as expected, this ACH debit agreement and escrow will allow subscribers to enter their account information on the investment page and have the funds debited from their account and directly deposited into the Company’s escrow account. The Subscription Agreement was revised, as will be seen after clicking on the “Invest Now” button on the Company’s website “Investors” page, to reflect this ACH option along with the address and wiring instructions for the new escrow account with UMB Bank. The Invest Now button is currently inactive but will be available once the Company is again qualified.

As the Company had only been involved in organizational activities and researching potential businesses, the Company had, at the time of the last filing, entered into eleven (11) executed joint venture agreements and one (1) contract relating to the projects and activities described above (and subject to obtaining needed funding in this Offering). On July 1, 2018, the Company and PHEO agreed to convert their joint venture agreement into a Share Exchange Agreement that becomes effective if the Company is successful in raising the $1,000,000 minimum. The Company’s financial situation to date is not reflective of what management expects the Company’s financial situation to be after the successful completion of all or a portion of this Offering.

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The remaining 10 definitive joint venture agreements will be negotiated with some or all of the individual joint venturers once the Company raises adequate funds in the Offering. There will be specific operating plans and shareholder agreements with each of the joint venture’s, including conditions under which the joint ventures would be structured to expand when financially viable to do so. The funds contributed by the Company into the joint ventures are not expected to generate dividends. However, there are expected to be fees paid to the Company from the joint venture companies, once financial conditions allow. (See “The Business Model – Joint Ventures.”)

The Company, during its discussions with most of the intended joint venturers, recognized some of their current personnel had great instinct and passion. However, many did not have formal training in their areas of responsibility. Additionally, many of the current staff of the intended joint ventures were performing multiple tasks, including light marketing activities, based on their limited financial resources. Some of the existing staff of the intended joint ventures could possibly find, with the strengthening economy, employment elsewhere. Therefore the Company intends to identify skill sets of all joint venture employees (once adequate funding is available) and use this to create a skills matrix. With this, management believes it could create a curriculum and strategy for marketing, recruiting and retaining key personnel during the first 12 months after adequate funds are raised.

The Company has preliminarily assessed the viability of engaging with furniture and casket manufactures in Africa to add value to the wood products from one of the intended joint ventures, creating the potential for increased profit for some of the intended joint venture companies if adequate funding is raised. If the manufacturing relationships can be created, the Company intends to spend a portion of the 12 months following adequate funding, to market the new products and services. The Company fully expects to operate within the funds raised in this Offering (if at least the mid-point amount $12,000,000 is reached) and does not believe additional funding would be required from this Offering over the 6-12 months or beyond the initial funding generated.

The businesses and services the Company anticipates pursuing depend heavily on the level of capital raised in this Offering. If only the minimum Offering is achieved, the Company anticipates using such proceeds to execute the minimal real estate, communications and manufacturing projects. In such case, the working capital after investments will be approximately $93,000, with the maximum investment on these projects of $550,000. Any proceeds would then be used to move forward with expanding the Company’s network of businesses and services. If the maximum Offering is achieved, the Company plans to fully proceed with business and projects as set out above. (See “Our Business.”)

Liquidity and Capital Resources

The Company, as it has done since its inception, continues to operate solely by receiving loans for start-up and development. Some of these financial agreements may be considered related party transactions. (For details, see “Interest of Management and Others in Certain Transactions -- Related Party Financial Transactions” which is hereby incorporated by reference.)

If the minimum is reached and the Company’s Share Exchange closing is finalized, the Company should have adequate resources to at least operate at a minimal level and, over time, generate revenue for the investors. If the mid-point is reached, the Company’s investment into the timber concessions should provide the liquidity necessary to execute our Company’s business plan. However, if the Company does not reach the minimum, it is unlikely the Company will have the liquidity to remain a going concern.

Plan of Operations

To date, the Company's activities have been organizational and developmental. Significant time has been devoted to developing business relationships while identifying and evaluating potential projects and investment targets and raising capital.

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No guarantees can be given that the Company's products and services will be accepted in the marketplace or that there will be sufficient revenues generated for the Company to be profitable. Besides the risk factors (see “Risk Factors"), businesses are often subject to risks not foreseen by management. In reviewing this Offering, potential investors should keep in mind other potential risks that could be important.

The Company has developed an action plan geared to raising varying amounts of capital. The Company will structure its operations based on both the amount of capital raised during this Offering and the timing of the receipt of the proceeds. Hence, during its initial 12 months of operation following the Offering, the Company (assuming adequate funding is raised) will devote a significant portion of its day-to-day operations to marketing, recruiting and retaining key personnel as well as creating a variety of unique products and services tailored to target markets in Sub-Sahara Africa and the U.S.

As previously outlined, with a minimum funding level of $1,000,000, the Company's operations would be limited to the Company’s smaller manufacturing projects and the closing of the Share Exchange. The ability to fund many of the additional prospective projects of Social Investments Holdings Americas would be severely limited by the need to generate sufficient profits from the manufacturing projects or the Company’s ability to leverage the new timber assets. Therefore, the Company would have to limit its expansion of manufacturing.

The Company does not believe that inflation will significantly affect its results of operation. Over the past few years, inflation in sub-Saharan Africa has remained low since the downturn in the commodity prices.

Foreign exchange fluctuations may impact upon future earnings of the Company, both positively and negatively.

DIRECTORS AND OFFICERS

The following table reflects the names, ages and positions of the Company's executive officers and directors.

Name	Position	Age	1st Elected	Term Expiration
Julius V. Jackson	President	70	N/A	N/A
John E. Oxendine	Chief Executive Officer and Chairman	74	2/05/2017	2/05/2019
Julius W. Garvey	Vice Chairman	84	5/10/2018	2/05/2019
Newall J. Daughtrey	Chief Financial Officer	70	N/A	N/A
N. Patrick Range Jr.	Director	39	2/05/2017	2/05/2019
Tim Pappas	Director	60	2/05/2017	2/05/2019
Rhodes Robinson	Director	69	2/05/2017	2/05/2019
Timothy M. Lane	Director	69	2/05/2017	2/05/2019
Gordon G. Murdock	Director	64	2/05/2017	2/05/2019
Patricia J. Braynon	Director	64	2/05/2017	2/05/2019
Robert Curbelo	Director	54	2/05/2017	2/05/2019
Richard Corrigan	Director	72	2/05/2017	2/05/2019
Alphonso D. Mayfield	Director	39	6/28/2018	2/05/2019
Kenneth W. Timbrook	Sec./ Treasurer and VP Business Development	50	N/A	N/A

JULIUS JACKSON, SR. – PRESIDENT

Mr. Jackson has been President of People Helping Each Other, Inc. since May 2010. He has been the Company’s key business development person. Mr. Jackson became an activist in 1964 as a 17 year old, marching with Dr. King in Saint Augustine, Florida. As an activist with vision, Mr. Jackson has parlayed the benefits of a non-profit enterprise with the free market philosophy of a for profit business. His activism led to his co-founding Ryan Millennium Group Inc. in November of 2014. Ryan Millennium Group, Inc. has multi-racial ownership and was created to bring about racial harmony in North America and Africa through multiple economic strategies. The histories of Millennium Group Worldwide, Inc., www.mgroupww.com and Ryan Inc., www.ryanfl.com, were perceived by their owners to be a perfect match for the task, and thus Ryan Millennium Group, Inc. was formed. Most recently, Mr. Jackson encouraged a group of like-minded individuals to establish a new business, Social Investment Holdings, Inc., to capitalize on one of the newest tools for helping small businesses from the Securities and Exchange Commission, Regulation A.

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Mr. Jackson’s professional career began at General Motors Corporation in 1968 as assistant to the plant chemist for two years. Between 1971 and 1974, he served with the Metro Dade Police Department. He earned a degree in criminal justice administration at Florida International University. After the Police Department, he worked in the County Manager’s office. Mr. Jackson left Miami-Dade County in 1976 to join a private Washington D.C. consulting firm, providing technical support to Florida, Mississippi and Alabama, under a contract with the National Institute on Drug Abuse. Thereafter, Mr. Jackson founded a consulting firm that ultimately had offices in London, Kinshasa, Zaire, Washington D.C., New Haven (Connecticut), and Miami, Florida. The firm procured national and international contracts with various U.S. government agencies, including the National Institute on Drug Abuse and the Department of Defense. He managed the development of over 10 training courses and course revisions published by the U.S. Government Printing Office (GPO). From 1985 to 1989, Mr. Jackson served on the Miami Dade County Housing Finance Authority, with emphasis on financing affordable housing. He left the authority and ultimately built housing for agencies as well as his own account. Mr. Jackson has developed sub-divisions in Atlanta, Georgia and Miami, Florida. Mr. Jackson’s International exposure, led him to conduct housing development and business development workshops, to assist Black Businesses in South Africa in planning for collaboration to expand their capacity. He was engaged by the Archbishop of Cape Town, to bring Blacks in America to sub-Saharan Africa, to join forces and mutually benefit from the combined intellectual property and natural resource assets possessed by the two groups. This led to the establishment of the “Winds of Change” initiative, launched in 2012 in Addis Ababa at the World Economic Forum. He created a Solar Water Heater project to reduce the consumption of electricity in South Africa, a country currently experiencing a shortage of electricity. Today, Mr. Jackson is focused on providing leadership for the establishment of a faith-based economic initiative, Interfaith Americans for a Better America and Social Investment Holdings, Inc., to support the creation and establishment of businesses majority owned by previously disadvantaged groups and individuals in America, sub-Saharan Africa and Brazil.

While ultimately unsuccessful in raising funds contemplated, under Mr. Jackson’s leadership, Millennium Group Worldwide, Inc., registered an offering under the Securities Act of 1933 with the Securities and Exchange Commission, being declared effective in January of 2009. He managed a contract for the world’s fourth largest diamond mine in Angola and is currently managing, for a non-profit organization, People Helping Each Other, Inc., www.pheoglobal.org, 502,000 hectors of timber for harvesting in Africa and more than 1,000,000 acres for conservation.

Mr. Jackson has been a board member of the Greater Miami Chamber of Commerce, Miami-Dade Chamber of Commerce, Salvation Army and many civic and business organizations. He also served as President of the Northeast Florida Chapter of the National Association of Minority Contractors.

JOHN E. OXENDINE – CEO and CHAIRMAN

Mr. Oxendine has been an entrepreneur, operator, investor and lender in the communications industry for over 30 years. In these positions, Mr. Oxendine has been responsible for selecting, investigating, performing due diligence, analyzing, structuring, negotiating and closing on potential investments for the companies he has owned, operated and served. He has provided portfolio management and administrative services to these companies, including monitoring the performance of their portfolio companies, developing exit strategies, and advising them regarding the disposition of investments. He is currently Chairman, President and CEO of Blackstar, LLC and Blackstar LP, both management companies which provide consulting and management services to the communications industry. Mr. Oxendine served as interim CEO and a member of the Board of Directors of Equity Media Holdings Corporation (“EM”) from June 2008 through January 2009. EM was a publicly held media company that divested its assets in April 2009. Mr. Oxendine served as Chairman, President and CEO of Blackstar Communications, Inc. (“BCI”), a company he formed in 1987 that acquired, owned and successfully operated commercial television stations in the U.S. Mr. Oxendine formed BCI with an original investment of $100,000 in common equity and $5 million in preferred equity, and eventually bought 5 television stations at a cost of nearly $30 million.

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When the sale of all the stations was completed to USA Broadcasting, Inc., in 1998, the total sale value was $96 million, yielding a significant return on investment to the investment group which included Fox Television Stations Inc. (“FOX”) and Home Shopping Network, Inc. (“HSN”). From 1981-1995, Mr. Oxendine served as President and Chairman of the Board of Directors of Broadcap Capital, Inc. (“Broadcap”) and it’s then parent company, Broadcast Capital Fund, Inc. (“BCFI”). Broadcap and BCFI were companies that were mandated by their investors, large publicly held broadcast companies, to invest in minority controlled communications businesses. Broadcap was essentially a lender of last resort to new minority entrepreneurs in the media industry. Additionally, as part of the mandate, Broadcap and BCFI provided managerial and financial training to over 3,000 radio and television industry professionals. As Chairman and President of Broadcap and BCFI, Mr. Oxendine oversaw the companies’ strategic development, management, capital raising efforts, portfolio-company monitoring and all investment decisions. Under his leadership, Broadcap and BCFI committed approximately $17 million to over 47 companies to acquire or construct broadcast properties, leveraging total capitalization in these companies to an amount of nearly $80 million. Included in the companies receiving funding and other support from Broadcap were eight Hispanic owned and operated entities, several of which were seeded by Broadcap’s investments and subsequently became significant companies in the Hispanic media industry. Mr. Oxendine served on the boards of directors of Paxson Communications Corporation, a large publicly held media company, and Lockhart Companies Incorporated, primarily a real estate company.

He served in the U.S. Marine Corps on active duty from July 1967 to December 1968 and in the active reserve from December 1968 to July 1973. Mr. Oxendine earned an M.B.A. from Harvard University, Graduate School of Business in 1971. He received a B.A. in Political Science and Sociology from Hunter College in 1965. He has a working knowledge of Spanish and French, and some familiarity with Russian. Mr. Oxendine has written several articles on venture capital and media investing that have been published in the Bar Association Law Journal, Duke University Law Review, Journal of Minority Business Finance and Sound Management.

JULIUS W. GARVEY, M.D. – VICE CHAIRMAN

Julius W. Garvey, M.D., FACS, FRCS©, is a board certified Cardiothoracic and Vascular Surgeon who practices in Long Island, New York. Mr. Garvey Is affiliated with Northwell Health System and is Clinical Associate Professor of Surgery at Albert Einstein College of Medicine. He has been on several educational and medical missions to Ghana, Senegal, Uganda, Mali, Sierra Leone, Jamaica, Haiti, South Sudan and Ethiopia. Mr. Garvey has been internationally schooled in England, Canada, Jamaica and the United States. He lectures on the life and legacy of his father. The Honorable Marcus Mosiah Garvey. Mr. Garvey recently delivered the 10th Annual Robert Sobukwe Lecture at Fort Hare University at Eastern Cape, South Africa Jointly sponsored by the Steve Bilko Foundation.

NEWALL J. DAUGHTREY - CHIEF FINANCIAL OFFICER

Mr. Daughtrey has agreed to join the Company as Chief Financial Officer once the Company reaches the minimum. Mr. Daughtrey is currently the chairman of a consulting firm (Newall J. Daughtrey & Associates) offering services in business/economic development and municipal management. As City Manager of Belle Glade, Florida, Mr. Daughtrey was instrumental in updating that city’s ordinances and getting the City Commission to approve the first rate increase for the water and sewer enterprise since 1999. As City Manager of Opa-Locka from 2000-2002, 1994-1995 and 1979-1982, his responsibilities included supervision of the following departments: Police, Finance, Parks and Recreation, Library, Water and Sewer, Public Works, Sanitation, Building Licenses and Code Enforcement. Managing 175 employees with a budget of $23 Million, Mr. Daughtrey was successful in securing a $2.1 Million grant from the State of Florida to develop a storm-water utility master plan, a $10 million grant from FEMA and the State of Florida to clean out the City’s canals and getting the City Commission to approve $40 Million in a Special Assessment for capital improvements for the City. For 10 years Mr. Daughtrey served as President and Executive Director of The Business Assistance Center founded to create and expand Black-owned business. His efforts created a business incubator for 71 firms, loaned and invested over $11 million to 124 Black owned firms and, upon becoming a 301(d) licensee, was approved to issue $5 million in capital stock (Class A) and up to $20 million in Subordinated Stock (Class B). Over the last 30 years, Mr. Daughtrey’s experience in city governing has led to community redevelopment and revitalization projects to include the creation of the Business Assistance Center , a Black owned bank (People National Bank), a black controlled credit union and a Job Assistance Project creating over 36,000 jobs in non-subsidized jobs over a five-year period. Professional Affiliations include Vice-President Miami-Dade County and City Manager Association, member of the Florida City and County Manager Association, the International city Manager Association, the American Society for Public Administration, Greater Miami Chamber of Commerce, and former Vice-Chairman, Board of Trustees Miami-Dade Community College and Board of Governors of Greater Miami Chamber of Commerce.

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TIMOTHY M. LANE - DIRECTOR

Mr. Lane is the CEO of Everest Advisors, Inc. He is also Co-Founder of The Afghanistan Reconstruction Company, LLC. In this capacity, he established the first privately owned bank in Afghanistan in partnership with Asian Development Bank and ING. In Afghanistan, Mr. Lane was also responsible for: rebuilding a significant portion of the Kabul-Kandahar road for USAID; successfully completing the new US Embassy complex in Kabul; and forming a successful partnership to build, own and operate the first 4-star hotel in the region, Hyatt Regency Kabul. He is an experienced private equity investor having made early stage investments in a number of companies that have enjoyed successful IPO’s: iManage, Inc., CyberSource Corporation, Beyond Corporation, Radcom Ltd., Media-Metric Inc. Starting in 1981, Mr. Lane was on a fast-track career path with PepsiCo, Inc. where he spent 16 years in various senior management positions. These included CFO, Frito Lay International; CFO, Pepsi-Cola International; and CFO, Kentucky Fried Chicken Worldwide. Lastly, as CEO, PepsiCo Restaurants International he led KFC and Pizza Hut to positions of dominance throughout China, the rest of Asia and the Middle East. Later he was recruited by Bass PLC to become Chairman and CEO of Holiday Inn Worldwide.

N. PATRICK RANGE II - DIRECTOR

Mr. Range is currently a sole practitioner in the areas of land-use, environmental, estate planning and probate law. He has been a member of the Virginia Key Beach Park Trust Board since 2007. Mr. Range is the grandson of the late Mrs. M. Athalie Range, the founding chair of the Virginia Key Beach Park Trust and the first African-American Commissioner in the City of Miami. He has been a practicing attorney in the State of Florida since October 2002. From August 2004 to late 2007, Mr. Range practiced environmental law at Greenberg Traurig, P.A., a multi-national law firm with over 1,700 attorneys. From October 2002 to August 2004, Mr. Range practiced government and land-use law as a legislative aide for then Commissioner Johnny L. Winton of the City of Miami. During this span of time, the City of Miami and Miami-Dade County experienced an unprecedented real estate and construction boom. He remains an integral part of the development of Miami-Dade County. During his career as an attorney, Mr. Range has represented numerous developers and development entities before various municipalities in Miami-Dade County. He has also represented clients before Miami-Dade County, City of Miami, City of Sunny Isles Beach, City of Miami Beach, and the City of Opa Locka among others. Mr. Range is also a third generation operator/manager of Range Funeral Home since 2008. He received an Associate of Arts degree in Mortuary Science from Miami-Dade College in 2009. He received a Bachelor of Arts degree in Political Science, cum laude from Morehouse College in 1999. He also received both a Juris Doctorate degree (2002) and a Master of Laws degree in Real Property Development from the University of Miami School of Law in 2004. Mr. Range is a proud member of The Florida Bar and Alpha Phi Alpha Fraternity, Inc. among many other affiliations

RICHARD CORRIGAN –DIRECTOR

Mr. Corrigan was a Director of the Overseas Private Investment Corporation located in Washington, D.C. responsible for Portfolio Management and Special Assets. In that capacity, he engaged in international project finance, managed risk and portfolio management functions of a $13 Billion portfolio with responsibility for overall credit quality and reserves and responsible for managing loan portfolio on a day-to-day basis including direct exposure and loan guarantee programs. Mr. Corrigan organized and developed an internal controls function for that U.S. governmental agency to comply with government standards for financing organizations and initiated a credit audit process to monitor third party lenders under loan guarantee program. He also was appointed as a senior credit professional for the Task Forces created to increase penetration of middle market companies expanding overseas and to explore opportunities for OPIC in financing or insuring housing and mortgage finance in developing markets. Mr. Corrigan’s many experiences with Federal Deposit Insurance Corporation, Atlanta, Georgia, included being an Asset Specialist assigned to the Resolution Trust Corporation. In such capacity, he was responsible for selling numerous companies acquired by the RTC including an Auto Leasing Company in Puerto Rico, Life Insurance and Casualty Insurance Companies in Florida, a Mortgage Service Operation and several portfolios of over $350 million in consumer loans. Mr. Corrigan also managed and successfully concluded the affairs of 60 active operating subsidiaries of failed savings and loan associations, including companies active in Trust Management, Securities Sales, Mortgage Servicing, Insurance, Real Estate and Consumer Loans. He received Special Achievement Award for activities in Subsidiary Management. Mr. Corrigan earned a Bachelor of Arts in History at Manhattan College, Bronx, N.Y., serving on the Dean’s List. He was a Candidate, Master of Arts in Government, at the University of Maryland, College Park and a Candidate, MBA in Finance, at Pace University, New York, N.Y.

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PATRICIA J. BRAYNON - DIRECTOR

Mrs. Braynon was the executive director of the Miami-Dade Housing Finance Authority. She was responsible for the overall administration of the authority’s bond issuance activities and management of a $1.5 billion loan portfolio, and was responsible for staff supervision, budget preparation, fiscal management, and implementing policy directives. Under Ms. Braynon’s guidance, the authority created a Deep Subsidy Program that pools sources of financing and blends interest rates to reduce overall costs for borrowers. Until the recent hire of its own Chief Executive, Ms. Braynon acted as CEO of the Miami-Dade Affordable Housing Foundation, Inc., where she continues to serve on the Board of Directors. For two years, in 1996 to 1997, Mrs. Braynon served as one of five assistant county managers with the Miami-Dade County Municipal Government which employs over 36,000 people. Her areas of responsibility included the management and oversight of eleven departments of approximately 3,300 employees with combined budgets in excess of $200 million. In addition, she has over 30 years’ experience in private and public sector housing finance and mortgage lending. In retirement, Ms. Braynon maintains her commitment to the community as she serves as the Chairperson of the Black Archives and Historic Lyric Theater in Miami, FL. Ms. Braynon earned a Bachelor of Science in Business Administration from Tuskegee University, Tuskegee, Alabama.

ROBERT CURBELO - DIRECTOR

In 1985, Roberto Curbelo Jr. started his professional construction management career working for one of the largest construction management companies in the U.S., Morse Diesel International Inc., which was later acquired in 2000 by AMEC Construction Management Inc., a $1 billion U.K. company. Mr. Curbelo has over thirty years of real estate development and construction management experience in the South Florida market, having worked for preeminent real estate developers such as the Codina Group, aka Codina Bush Klein, the DACRA Companies, BHI LLC, a subsidiary of Breakstone Homes Inc. and a construction company, OHL/Tower Group. During his career, Mr. Curbelo managed the construction of the Dolphin Mall site, the Miami Children’s Museum, CAC Medical Office Building, Midtown Garage & Retail Block, and Telephonica USA, just to name a few noteworthy projects in Miami Dade County. Mr. Curbelo has built projects in all construction sectors, i.e. restaurants, industrial (warehouses), infrastructure, office, commercial interiors, residential, commercial renovation, historic remodeling, retail, and hospitality. He was Vice President of Design and Construction and the licensed qualifier for Cohen Brothers Construction Company from 2008 to 2013 where he managed $20M of interior remodeling in an operating high end show room and office environment.

Mr. Curbelo holds a Bachelor’s of Science Degree in Civil Engineering, a Bachelor’s of Science Degree in Architectural Engineering from the University of Miami, and a Master’s in Business Administration (MBA) from the University of Florida. He is a State of Florida certified general contractor from 1986 and a Florida Real Estate Broker from 1987.

Presently, Mr. Curbelo is working as Senior Project Manager of Design/Construction for Flagler Real Estate Development Inc., a subsidiary of Florida East Coast Industries, wholly owned by Fortress Investment Group, developing Class A warehouse facilities in a corporate park setting.

TIM PAPPAS – DIRECTOR

Tim is the Executive Vice President of the Keyes Company. He joined the Keyes Organization in 1982 as the Treasurer of the Property Management Company, Keyes Asset Management, Inc. Prior to that he worked for the Public Accounting Firm of Fox and Company. Tim has been a Florida CPA since 1980, and a Florida Real Estate Broker since 1986. He is a 1979 graduate of Florida State University.

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GORDON G. MURDOCK - DIRECTOR

Mr. Murdock has experience in manufacturing, international business and experience working for a publicly traded company. Mr. Murdock previously worked at Goodyear Tire & Rubber Holdings (Pty) Limited where he was the Managing Director responsible for all Goodyear’s operations in sub-Saharan Africa. He held this position from 2001 until his retirement in 2006, during which time he was responsible for a budget of over $500 million and 5,000 employees. From 1999 to 2001, Mr. Murdock was also the Director of Manufacturing Operations for the East European, Middle East and Africa. He has integrally been responsible for the complete manufacturing procedures in all five countries for Goodyear. His responsibilities extended to Product Planning and the finished quality of the products. Additionally he was responsible for identifying and developing new Manufacturing opportunities in Russia. Before that, from 1994 through 1999, he was the Plant Manager of Goodyear’s tire manufacturing plant in Lawton, Oklahoma. At the time, the plant was Goodyear’s largest and most productive manufacturing facility and he supervised over 2,400 employees. Between 1979 and 1994, he worked his way up through Goodyear holding various positions in Quality Assurance, Technical Service and Manufacturing. Mr. Murdock graduated from the United States Military Academy in 1973 with a B.Sc. in Engineering and was a Commissioned Officer of the U.S. Army until 1979. He is fluent in Italian, German, Spanish, French, Russian and Afrikaans. Subsequent to receiving his degree in engineering, and while working for Goodyear, he achieved a M.S. in Applied Mathematics at Case Western Reserve University in 1982 and he gained an MBA from the University of Akron in Corporate Finance in 1983.

ISAAC RHODES ROBINSON, JR. - DIRECTOR

Mr. Robinson is the President and CEO of Environmental Services, Inc. located in Jacksonville, Florida. He is a Certified Environmental Professional and a Professional Wetland Scientist with academic experience and training in wildlife management, wildlife field studies, wetland ecology, coastal ecology, mitigation banking, vertebrate biology, vertebrate taxonomy, botany, and ecosystem ecology. As CEO of a 70-person firm, Mr. Robinson is involved with large-scale planning and permitting and is recognized for implementing innovative approaches and solutions to environmental issues and resolution of disputes. He also has had significant training in systematic botany including taxonomy of the grasses, rushes, and sedges, and general ecology with emphasis on coastal ecology. He has been involved with wetland studies on several million acres of land and has extensive experience in coordination with regulatory agencies, site analysis, development planning, and as an expert witness. Mr. Robinson provides corporate quality control supervision, project management, and technical support for all company resource analysis projects. Mr. Robinson is particularly experienced in wetlands and endangered species ecology. He has prepared text for numerous projects, and his responsibilities extend into literature review and synthesis, biotic community mapping, aerial photograph interpretation, editing, and public agency contacts. He has performed field and writing tasks and has served in various leadership roles for numerous impact assessments of airport, highway, commercial, and residential development; evaluation and mitigation of impacts of various activities in wetland areas; natural resource inventory; projects as large as 125,000 acres; time-critical field water quality surveys; analysis of water quality data; environmental impact assessment of operation of military installations; master planning for water resources projects; environmental assessment for major industrial development; wetland mitigation banks in Florida, Georgia, South Carolina, and North Carolina; hazardous and toxic materials audits; and analysis for numerous Developments of Regional Impact (DRI's) in Florida. Mr. Robinson has a M. S. in Wildlife Biology from North Carolina State University (1977), B. S. in Wildlife Biology North Carolina State University (1970) and a B. S. in Textile Technology North Carolina State University (1970). Mr. Robinson has served as Chairman of Society of Wetland Scientists Ways and Means Committee, Past President and Committee Chair for the Society of Wetland Scientists Professional Certification Program and Past Board of Director for the Northeast Florida Builders Association.

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ALPHONSO D. MAYFIELD – DIRECTOR

A union leader for more than 8 years, Alphonso Mayfield is an emerging leader in the labor movement. In a very short time, Mr. Mayfield has changed the direction of the labor movement in Florida by bridging the gap between communities and their unions. Born in Mississippi in a working family household, Mr. Mayfield has first-hand experience of plight and troubles that hard working middle class families face. Inspired by the philosophies and approach of his mother, his personal mission is to revitalize the union movement through dedication to an agenda that is driven by the members and prioritizes economic, social justice and fairness. Mr. Mayfield was appointed as the Interim President of Florida Public Service Union (“FPSU”) in 2009 and was elected to serve as the President in 2010 and again in 2013. Under his leadership, FPSU has run large-scale organizing drives resulting in tangible growth with measurable increases in size and revenues, in fact achieving an annual growth rate of 10%. The union has also successfully expanded and is expanding into new markets and geographic regions. FPSU’s existing units have also seen better benefits and wage increases despite tough economic times due to the non-traditional bargaining approach. Under his leadership, the union has successfully nurtured and developed progressive ideas including People’s Budget Review, Small Scale Community Benefit Agreements, Community Schools and loosely structured groups focusing on political and civic activism amongst the communities of color. As a result, the communities have seen more accountable governance at local councils and school boards, community activism, more innovative budgeting that support critical public services and increased voter turnout of minority communities. Due to Mr. Mayfield’s innovation, creativity, knowledge and experience, he is also asked to serve on the following committees of Service Employees International Union (better known as SEIU): 21st Century Blue Print, Public Division Leaders, All in it Together as well as its Low Wage Sub-Committee which management understands such committees are responsible for shaping the future of the labor movement, at least nationally. Mr. Mayfield has a Bachelor’s degree in Communications from Alcorn State University (Graduated Magna Cum Laude) and is working on Master’s Degree in Public Relations from Jackson State University.

Compensation of Directors and Executive Officers

Name	Employment Date	Proposed Annual Salary ($)	Other Annual Compensation
Julius Jackson, Sr.	At Minimum Funding	100,000	N/A
Kenneth Timbrook	At Minimum Funding	100,000	N/A
John Oxendine	Month 2 after funding	125,000	N/A

To date, no compensation (salaries or any bonus) has been provided to any of the named executives, listed in the table immediately above, except for the securities provided for under the section “Security Ownership of Certain Beneficial Owners and Management” below. All discussions in this table and section refer to compensation that will begin only if the minimum Offering is achieved.

Compensation to outside board members will be at $1,000 per meeting, plus travel and incidental expenses. There will be no compensation to board members employed by the Company or any of its affiliates unless serving as an officer or in a consulting capacity. The Company intends to secure directors and officers insurance (also referred to as “D&O Insurance”) if the minimum is achieved from this Offering.

If only the minimum funding is subscribed for in this Offering and no other funds are available, it is intended that there will be no reimbursements for the development period of this Offering. However, once cash flow is available to adequately cover any accrued amounts, they will be paid. It is intended that the difference between the full compensation level and what is paid will be accrued and ultimately paid when funds are available.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table summarizes certain information with respect to the beneficial ownership of the Company's Shares, immediately prior to and after this Offering:

	No. Shares Prior to Offering	% at Minimum	% at Mid-Point	% at Maximum	Current % of Common
Directors, Officers & Founders (1)(2)
Julius Jackson Sr.	136,492	1.80%	1.57%	1.36%	1.82%
John Oxendine	35,000	0.46%	0.40%	0.35%	0.47%
Gordon Murdock	31,250	0.41%	0.36%	0.31%	0.42%
Robert Curbelo	4,167	0.05%	0.05%	0.04%	0.06%
Patricia Braynon	833	0.01%	0.01%	0.01%	0.01%
Richard Corrigan	10,417	0.14%	0.12%	0.10%	0.14%
Kenneth Timbrook (3)	5,748,833	75.64%	66.08%	57.49%	76.65%
Rhodes Robinson	148,500	1.95%	1.71%	1.49%	1.98%
N. Patrick Range	10,417	0.14%	0.12%	0.10%	0.14%
Tim Pappas	33,750	0.44%	0.39%	0.34%	0.45%
Total Directors & Officers	6,159,658	81.05%	70.80%	61.60%	82.13%
All Other Shareholders	1,340,342	17.64%	15.41%	13.40%	17.87%
Total Shares in Issue	7,500,000	98.68%	86.21%	75.00%	100.00%

__________

(1)	The address of such enumerated beneficial owners and management is that of the Company, 2121 SW 3rd, Avenue, Miami, Florida 33129.

(2)	Reflects only persons in the indicated categories who own shares in the Company.

(3)	Kenneth Timbrook., Secretary and Treasurer of the Company, has voting authority for Son Spirit Holdings, Inc., 2103 Coral Way, Suite 200, Miami, FL 33145, which owns 5,748,833 Shares or 76.65% of the Company. Accordingly, he is deemed to have “beneficial ownership”.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following inherent or potential conflicts of interest should be considered by prospective investors before subscribing for Shares.

Both Julius Jackson and John Oxendine (Officers of the Company) are also members of the Board of Directors of People Helping Each Other, Incorporated, a non-profit organization (also known as “PHEO” in this Offering Circular) that has agreed to a Share Exchange with the Company contingent on the $1,000,000 minimum being raised through this Offering. The Share Exchange as executed has not resulted in the transfer of the stock of HED (the company owning the timber concessions) to the Company—and won’t until the $1,000,000 minimum is achieved. Additionally, if such $1MM is raised, Messrs. Jackson and Oxendine will resign from the Board of Directors of PHEO. Additionally, any voting that may occur at any time, based on the Share Exchange, will be done by Board members with no such conflict. Robert Curbelo, currently a director of the Company, is expected to be appointed project manager for a real estate development and construction contract contemplated by the Company. Mr. Curbelo will be paid at market rates for his service to and for the Company.

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The Company relied on the expertise of Richard Corrigan, formerly an executive with the U.S. Government Overseas Private Investment Corporation (“OPIC”), to determine the net present value of the Company, should funding become available. Mr. Corrigan is now a member of the Board of Directors, a role and relationship that might give rise to a question of his objectivity relative to assessments that went into the Company’s business plan.

William H. Ryan is the majority owner of Ryan Millennium Group which owns 5% of the founder shares of the Company and Mr. Ryan has made loans to the Company. (See “Related Party Financial Transactions” below.) Julius Jackson and Kenneth Timbrook are owners of African Business Holdings which has a minority ownership stake in Ryan Millennium Group. Ryan Millennium Group is an intended joint venture partner of the Company if adequate funding is raised in the Offering.

Kenneth Timbrook had voting authority for T3 Business Solutions, Inc. (“T3”) which previously owned a majority of the founder shares of the Company and Mr. Timbrook serves as Corporate Secretary, Treasurer and V.P. of Business Development for the Company. Due to possible tax implications to the owners of T3, the stock in the Company originally owned by T3 was sold to Son Spirit Holdings, Inc. for consideration, effective February 16, 2018, in a privately negotiated transaction. Such private sale did not (and does not) have any material effect on the Company or its operations, among other reasons because the same 3 family trusts were the beneficial owner of the former T3 and are now the beneficial owners of Son. As footnoted in the ownership table above, Son Spirit Holdings, Inc. owns 76% of the Company’s currently outstanding shares, an amount to be reduced dramatically if the $25,000,000 maximum raise is achieved.

John Oxendine and Tina Jonas (the former Executive Chairman) were gifted 35,000 shares each as officers, from T3’s original founder shares (now owned by Son Spirit Holdings), for their services to the Company. These shares reduced Son Spirit Holdings ownership in the Company by 70,000 shares, to 5,748,833 shares. Mr. Oxendine continues to currently perform officer duties without compensation

Related Party Financial Transactions

Tim Pappas (Director) and Wills Ryan (Shareholder), have made loans to the Company (see Financials – Related Party Transactions) and were granted founder shares in Social Investment Holdings prior to this Offering. African Business Holdings and People Helping Each Other have received loans from SIH and SIH has received a loan from African Business Holdings. The following financial agreements may be considered related party transactions:

Short Term Loans

African Business Holdings, Inc. (“ABH”):

ABH is a company that is majority controlled by Kenneth Timbrook and Julius Jackson, also principals of the Company, and is a party to a Joint Venture with the Company that is contingent upon funding. These are the transactions between the cited parties:

•	Between February and March 2017, SIH received for startup expenses a total of $5,000 via issuance of demand loans from ABH, carrying a 10% interest rate. In April 2017, the $5,000 was repaid.

•	During March 2017, we provided a short term $100,000 line of credit facility (“Line”) to ABH. This Line carries a 10% interest rate on amounts drawn and was scheduled to mature on December 31, 2017. On July 1, 2017 the Line was increased to $200,000 and the maturity extended to June 30, 2018. On July 1, 2018, this maturity date was extended to June 30, 2019.

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People Helping Each Other (“PHEO”):

PHEO and the Company have certain common director(s) (Messrs. Jackson, Oxendine, Range and Corrigan) and is party to a joint venture agreement with the Company that is contingent upon funding. These loans to PHEO are for fees and expenses associated with the timber holdings in the Democratic Republic of the Congo (“DRC”) described within in “Our Business - International Joint Venture Sectors”: These are the transactions between the cited parties:

•	In March 2017, SIH provided a $60,000 short term loan to PHEO. This loan carries a 10% interest rate and was due on December 31, 2017. In September 2017 $8,000 of this loan was repaid leaving an outstanding principal balance of $52,000.

•	In May 2017, SIH provided a $22,500 short term loan to PHEO. This loan carries a 10% interest rate and was scheduled to mature on April 30, 2018.

•	In June 2017, SIH provided a $62,000 short term loan to PHEO. This loan carries a 10% interest rate and was scheduled to mature on April 30, 2018.

•	During August and September 2017 we advanced $3,577 to PHEO with no stated interest rate or maturity and $2,962 remains outstanding at March 31, 2018.

During September 2017 we provided an $18,000 short term loan to PHEO. This loan carries a 10% interest rate and was scheduled to mature on May 31, 2018. During April 2018 the maturity dates for each of these four outstanding notes were extended to August 1, 2018.

Redeemable Convertible Promissory Notes

The Company, in 2017, privately negotiated exempt transactions, entering into promissory notes that are convertible into Company common stock at a 60% discount to the then current market price of the Company common stock (the date a function of when the Company receives a conversion notice from the lender) and each carries an interest rate of 10%. In the event of default, the default interest rate becomes 15% and the default conversion rate becomes a 65% discount to the then current market price (again, when the Company receives a conversion notice from the lender) of Company common stock. (See “Financials - Convertible Redeemable Promissory Notes.”) These are the transactions between the cited parties, each on the foregoing terms:

Tim Pappas, Director:

•	In March 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $35,000 that matured on February 28, 2018 and carries a 10% rate of interest payable at maturity.

•	In April 2017, SIH issued a redeemable convertible promissory note to Tim Pappas in the amount of $8,000 that matured on February 28, 2018 and carries a 10% rate of interest payable at maturity.

•	In May 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $32,000 that matured on February 28, 2018 and carries a 10% rate of interest payable at maturity.

•	In June 2017, SIH issued two redeemable convertible promissory notes to Tim Pappas in the amounts of $32,700 and $56,000 and respectively again matured on February 28, 2018 and carries a 10% rate of interest payable at maturity.

•	In October 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $5,000 that matured on January 1, 2018 and carries a 10% rate of interest payable at maturity.

•	In December 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $5,000 that matured on February 1, 2018 and carries a 10% rate of interest payable at maturity.

•	In January 2018, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $5,000 that matured on April 13, 2018 and carries a 10% rate of interest payable at maturity.

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Wills Ryan – Founding Shareholder/Ryan Millennium Joint Venture

•	In March 2017, SIH issued a redeemable convertible promissory note to Mr. Ryan, an SIH founding shareholder and party to the Ryan Millennium joint venture, in the amount of $35,000 and matures on February 28, 2018.

•	In June 2017, SIH issued a redeemable convertible promissory note with Mr. Ryan, an SIH founding shareholder and party to the Ryan Millennium joint venture, in the amount of $50,000 that matures on February 28, 2018.

On April 23, 2018, the holders of all ten (10) convertible promissory notes agreed to extend the maturity dates to August 1, 2018 and waived the default interest rate and conversion discount.

Given the multiple relationships outlined above, the actions by the Company should be viewed in other than an arms’-length manner. In the future, subsequent to funding, all contracts will be put out for competitive bid. Any contracts on which a Board member of any other related party might enter a bid will be awarded on the basis of lowest credible bid and the related party will not have any decision making authority in such an award.

The Company may enter into transactions with its affiliates in the future. In that context, the Company will require any director or officer who has a pecuniary interest in a matter being considered to excuse himself or herself from any negotiations. In any event, subsequent to funding, any debt instruments of the Company in the future are expected generally to prohibit the Company from entering into any such affiliate transaction on other than arm’s-length terms. In addition, a majority of the Board is (and must continue to be) independent of the Company. In turn, commencing immediately, a majority of the independent Board of Directors members (defined as having no pecuniary interest in the transaction under consideration) will be required to approve all such matters. Moreover, subsequent to funding under this Offering the Company intends to seek additional independent directors to be added to the Board.

Potential Conflicts

The assets of HED includes hardwood timber concession for harvesting within its 502,000 hectares of high market value timber (according to the April 15, 2018 International Tropical Timber Organization report). It came to the attention of the Company that the non-profit, Center for Social Change (the “Center”), had advanced funds to PHEO based on PHEO holding the HED ownership. The Company recognized that this obligation that PHEO has to the Center must be satisfied in conjunction with the closing of the Share Exchange of HED. The Company was also notified by PHEO that there was an assignment to the Center of a 15% revenue royalty from the conservation concessions and any future mineral concessions and a grant by PHEO of a lien and security interest on all of PHEO’s stock ownership interest in HED as collateral for repayment of a $500,000 in loans. The closing of the Share Exchange is contingent on the Company raising the $1,000,000 minimum from its Offering. The parties agreed that, after the execution of the Share Exchange, and within 10 days after the Company achieves its minimum, PHEO will transfer the HED Shares to SIH under the Share Exchange Agreement. The Company will be taking ownership of the HED Shares subject to the terms of a Security Agreement and the liens granted, if the $500,000 Loans have not been satisfied prior to the closing.

29

SOCIAL INVESTMENT HOLDINGS, INC

AUDITED FINANCIAL STATEMENTS

March 31, 2018

30

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Social Investment Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Social Investment Holdings, Inc. (the “Company”) at March 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended March 31, 2018 and the period from January 31, 2017 (Inception) to March 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended March 31, 2018 and the period ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, to date the Company’s activities have been limited to identify potential business relationships and raise capital. The Company has sustained cumulative losses since inception and has not yet begun principal operations, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

We have served as the Company’s auditor since 2017.

Boca Raton, Florida July 18, 2018

F-2

SOCIAL INVESTMENT HOLDINGS, INC.

Balance Sheet

	March 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash	$72	$5,542
Loans receivable and accrued interest, related party	168,813	60,362
Advances, related party	2,962	-
Prepaid expenses and other assets	5,000	3,000

Total current assets	176,847	68,904

LONG TERM ASSETS
Line of credit and accrued interest, related party	166,754	10,060

Total long-term assets	166,754	10,060

Total Assets	$343,601	$78,964

LIABILITIES AND STOCKHOLDER' S (DEFICIT) EQUITY
CURRENT LIABILITIES
Accounts payable	$7,500	$-
Demand loan payable, related party	53	5,049
Convertible notes payable and accrued interest, related party, net of discount	285,565	4,749
Convertible notes payable and accrued interest, net of discount	100,474	15

Total current liabilities	393,592	9,813

Total Liabilities	393,592	9,813

Commitments and contingencies

STOCKHOLDER' S (DEFICIT) EQUITY
Common stock, $0.0001 par value, authorized 100,000,000 shares; 7,500,000 issued and outstanding	750	750
Additional paid-in capital	363,950	81,750
Accumulated deficit	(414,691)	(13,349)

Total stockholder's (deficit) equity	(49,991)	69,151

Total Liabilities and Stockholde'r s (Deficit) Equity	$343,601	$78,964

The accompanying notes are an integral part of the financial statements

F-3

SOCIAL INVESTMENT HOLDINGS, INC.

Statements of Operations

	For the Year Ended March 31, 2018	For the period from January 31, 2017, (inception), to March 31, 2017

REVENUES	$-	$-

OPERATING EXPENSES:
General and administrative expenses	45,258	1,458
Stock based compensation	-	7,500

Total expenses	45,258	8,958

OTHER (INCOME) EXPENSE
Interest income	(25,196)	(422)
Interest expense	381,280	4,813

Total other (income) expense	356,084	4,391

Net loss before income taxes	(401,342)	(13,349)
Income taxes	-	-

Net loss	$(401,342)	$(13,349)

Net loss per weighted average common share	$(0.05)	$0.00

Number of weighted average common shares outstanding	7,500,000	7,500,000

The accompanying notes are an integral part of the financial statements

F-4

SOCIAL INVESTMENT HOLDINGS, INC.

Statement of Stockholders’ Equity (Deficit)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)

BALANCE, January 31, 2017	-	$-	$-	$-	$-
Common stock issued for services	7,500,000	750	6,750	-	7,500
Beneficial conversion rights in connection with issuance of convertible notes	-	-	75,000	-	75,000
Net loss	-	-	-	(13,349)	(13,349)

Balance, March 31, 2017	7,500,000	750	81,750	(13,349)	69,151

Beneficial conversion rights in connection with issuance of convertible notes	-	-	282,200	-	282,200
Net loss	-	-	-	(401,342)	(401,342)

Balance, March 31, 2018	7,500,000	$50	$363,950	$(414,691)	$(49,991)

The accompanying notes are an integral part of the financial statements

F-5

SOCIAL INVESTMENT HOLDINGS, INC.

Statements of Cash Flows

	For the Year Ended March 31, 2018	For the period from January 31, 2017, (inception), to March 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(401,342)	$(13,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for services	-	7,500
Amortization of debt discount	352,138	4,340
Changes in operating assets and liabilities
Decrease (increase) in prepaid professional fees	3,000	(3,000)
(Increase) in accrued interest receivable	(25,196)	(422)
Increase in accounts payable	7,500	-
Increase in accrued interest payable	29,142	473

Net cash used in operating activities	(34,758)	(4,458)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposit towards investment in Joint Venture	(5,000)	-
Loans and advances to related party	(106,077)	(60,000)
Repayment on loan and advances to related party	8,615	-
Advances on line of credit to related party	(145,450)	(10,000)

Net cash used in investing activities	(247,912)	(70,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans from related party	193,700	5,000
Repayment of loans from related party	(5,000)	-
Proceeds from loans and advances from third party	111,500	75,000
Repayments of loans and advances from third party	(23,000)	-

Net cash provided by financing activities	277,200	80,000

Net (decrease) increase in cash	(5,470)	5,542

CASH, beginning of period	5,542	0

CASH, end of period	$72	$5,542
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Taxes	$-	$-

The accompanying notes are an integral part of the financial statements

F-6

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

(a) The Company

Social Investments Holdings, Inc. ( “ SIH ” or “ we ” ) is a Florida chartered corporation which conducts business from its headquarters in Miami, Florida. We intend to enter into various joint ventures principally with minority owned businesses. We were incorporated on January 31, 2017, and have elected March 31 as our fiscal year end.

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and with the rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c) Receivables and Allowance for Doubtful Accounts

We evaluate the collectability of our loans and line of credit receivables based on a combination of factors. Collection risks are mitigated by ongoing credit evaluation of our debtors; and the frequent contact by us with our debtors enables us to monitor changes in business operations and to respond accordingly. We recognize allowances for doubtful accounts based on the length of time the receivables are outstanding, the current business environment and historical experience.

d) Net Loss Per Share

Basic loss per share excludes dilution and is computed by dividing the loss attributable to stockholders by the weighted-average number of shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in our earnings. Diluted loss per share is computed by dividing the loss available to stockholders by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless consideration of such dilutive potential shares would result in anti-dilution. There were no common stock equivalents for the year ended March 31, 2018 and for the period from January 31, 2017, (inception), through March 31, 2017.

F-7

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

e) Income Taxes

We follow the provisions of ASC 740-10, Accounting for Uncertain Income Tax Positions. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of any benefits associated with tax positions taken that exceeds the amount measured as described above are reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

As of March 31, 2018, the tax years 2018 and 2017 for the Company remains open for IRS audit. The Company has received no notice of audit or any notifications from the IRS for any of the open tax years.

f) Cash and Cash Equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. We had no financial instruments that qualified as cash equivalents at March 31, 2018 or 2017.

g) Financial Instruments and Fair Value Measurements

FASB ASC 825 requires disclosures of the fair value of financial instruments. The carrying value of our current financial instruments, which include cash, loans and line of credit receivable and accounts and notes payable approximates their fair values because of the short-term maturities of these instruments.

FASB ASC 820 defines fair value as the amount that an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants. The standard also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

F-8

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

h) Impairment of Long-Lived Assets

A long-lived asset will be tested for impairment whenever events or changes in circumstances indicate that its carrying value amount may not be recoverable. An impairment loss will be recognized when the carrying amount of the asset exceeds the sum of the undiscounted cash flows resulting from its use and eventual disposition. The impairment loss will be measured as the amount by which the carrying amount of the long‑lived assets exceeds its fair value.

i) Related Party Transactions

All transactions with related parties are recorded at arms-length and are in the normal course of operations.

j) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The ASU is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2016-02 is expected to result in the recognition of right to use assets and associated obligations on its balance sheet.

In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customer” to provide accounting guidance for all revenue arising from contracts with customers and affect all entities that enter into contracts to provide goods or services to their customers. ASU 2016-08 is not expected to have a material impact on the Company’s financial condition or results of operations.

k) Stock compensation for services rendered

Shares of common stock issued in exchange for services rendered are valued at the fair value of the services rendered and charged to operations.

(3) GOING CONCERN

The accompanying financial statements have been prepared assuming that we will continue as a going concern. We have not yet commenced substantial operations and our financial position and operating results raise substantial doubt about our ability to continue as a going concern, as reflected by the cumulative losses since inception of $414,691. Our ability to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. We are currently seeking additional capital to allow us to commence our planned operations

F-9

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(4) SHORT TERM ADVANCES TO RELATED PARTY

During August and September 2017, we advanced $3,577 to a related party with no stated interest rate or maturity. In October 2017 $615 had been repaid, and $2,962 remains outstanding at March 31, 2018

(5) LONG TERM LINE OF CREDIT TO RELATED PARTY

During March 2017 we provided a short term$100,000 line of credit facility ( “ Line ” ) to a related party. This Line carries a 10% interest rate on amounts drawn and was scheduled to mature on December 31, 2017. On July 1, 2017 the Line was increased to $200,000 and the maturity extended to June 30, 2018. At March 31, 2018, $155,450 had been advanced on the Line and $11,304 of interest has been accrued. On July 13, 2018, the maturity date was extended to June 30, 2019.

(6) SHORT TERM LOANS TO RELATED PARTY

During March 2017 we provided a $60,000 short term loan to a related party. This loan carries a 10% interest rate and was scheduled to mature on December 31, 2017. In September 2017 $8,000 of this loan was repaid leaving an outstanding principal balance of $52,000 and accrued interest of $5,961at March 31, 2018.

During May 2017 we provided a $22,500 short term loan to a related party. This loan carries a 10% interest rate and was scheduled to mature on April 30, 2018. At March 31, 2018, interest in the amount of $2,040 had been accrued.

During June 2017 we provided a $62,000 short term loan to related party. This loan carries a 10% interest rate and was scheduled to mature on April 30, 2018. At March 31, 2018, interest in the amount of $8,892 had been accrued.

During June 2017 we provided an $18,000 short term loan to a related party. This loan carries a 10% interest rate and was scheduled to mature on May 31, 2018. At March 31, 2017, interest in the amount of $1,420 had been accrued.

During April 2018 the maturity dates for each of these four notes was extended to August 1, 2018.

F-10

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(7) CONVERTIBLE REDEEMABLE PROMISSORY NOTES FROM RELATED PARTIES

During March 2017 we issued two (2) Convertible Redeemable Notes with related parties for a total of $70,000. These notes were scheduled to mature on February 28, 2018. Both notes carry a 10% rate of interest. The notes are convertible into shares of our common stock at a 60% discount to the trading price of the then quoted market price of the common stock at the time of conversion.

During the year ended March 31, 2018 we issued eight (8) Convertible Redeemable Notes with related parties for a total of $193,700. One had a scheduled maturity date of January 1, 2018; five (5) were scheduled to mature on February 28, 2018 and one had a scheduled maturity of April 13, 2018. All notes carry a 10% rate of interest. The notes are convertible into shares of our common stock of the Company at a 60% discount to the then trading price of the quoted market price of the common stock at the time of conversion.

In the event of default, the default interest rate becomes 15% and the default conversion rate becomes a 65% discount to the trading price of the quoted market price of the common stock.

Because there was no market price for our common stock on the date of the note issuances, we recognized a beneficial conversion feature of $282,200 as a discount on the notes. The discount was being amortized as additional interest over the life of the note. At March 31, 2018, the unamortized discount is $722.

We evaluated the conversion features embedded in the notes payable described above for derivative accounting in accordance with ASC 815-40, Derivatives and Hedging embedded in the notes payable for derivative accounting in accordance with the criteria for classification within shareholder's equity.

On April 23, 2018, the holders of all ten (10) convertible promissory notes agreed to extend the maturity dates to August 1, 2018 and waived the default interest rate and conversion discount.

(8) CONVERTIBLE REDEEMABLE PROMISSORY NOTES FROM THIRD PARTIES

During March 2017 we issued a Convertible Redeemable Notes with third party for a total of $5,000which was scheduled to mature on March 25, 2018. The note carries a 10% rate of interest. The notes are convertible into shares of our common stock at a 60% discount to the trading price of the then quoted market price of the common stock at the time of conversion.

During the year ended March 31, 2018 we issued three (3) Convertible Redeemable Notes with third parties for a total of $88,500. One had a scheduled maturity date of November 25, 2017 and two (2) were scheduled to mature on February 28, 2018. All three notes carry a 10% rate of interest. The notes are convertible into shares of our common stock of the Company at a 60% discount to the then trading price of the quoted market price of the common stock at the time of conversion.

On April 23, 2018, the holders of all four (4) convertible promissory notes agreed to extend the maturity dates to August 1, 2018 and waived the default interest rate and conversion discount.

F-11

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(9) SHORT TERM PROMISSORY NOTES

During September 2017 we issued a short-term promissory note with a third party for $18,000. This note was repaid during October 2017. During December 2017 we issued a short-term promissory note with a third party for $5,000. This note was repaid during December 2017. Both of these notes carried a zero-interest rate.

(10) RELATED PARTY TRANSACTIONS

a) Short term line of credit and loans to related parties

We have provided loans, advances and a credit facility to related parties. See Notes (4), (5) and (6).

b) Short term loans from related parties

We have received loans from related parties. See Note (7).

(11) INCOME TAXES

We recognize deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of our assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax (benefit) provision related to continuing operations are as follows at March 31:

	2018	2017
Current (benefit) expense	$-	$-
Deferred tax (benefit)	-	-
Total (benefit) expense for income taxes	$-	$-

The Company's effective income tax (benefit) expense differs from the statutory federal income tax rate of 35% as follows at March 31 as follows:

	2018	2017
Tax (benefit) provision on net income before income taxes	-19.85%	-14.17%
Effect of state taxes (net of federal effects)	-5.50%	-5.50%
Increase in valuation allowance	25.35%	19.67%
Net tax provision	0.00%	0.00%

F-12

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

We record a valuation allowance to reduce deferred tax assets if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required. The Company recorded a valuation allowance of $12,707 in 2018 and $444 in 2017.

In accordance with the provisions of ASC 740: Income Taxes, we record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At March 31, 2018 and 2017, we have no liabilities for uncertain tax positions. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(12) STOCKHOLDERS EQUITY

At March 31, 201 and 2017, we have 100,000,000 shares of par value $0.0001 common stock authorized and 7,500,000 issued and outstanding.

(13) FINANCIAL INSTRUMENTS

a) Currency Risk We expect to be exposed to currency risk on its joint venture investments denominated in currencies other than the U.S. dollar. We expect to actively manage these risks by adjusting its pricing to reflect currency fluctuations and purchasing foreign currency at advantageous rates.

b) Liquidity Risk Liquidity risk is the risk that we will not be able to meet our obligations associated with financial liabilities. We rely on cash flows generated from operations, as well as injections of capital through the issuance of the Company's capital stock to settle its liabilities when they become due.

c) Interest Rate Risk We are not exposed to significant interest rate risk due to the short-term maturities of our financial assets and liabilities.

(14) CONCENTRATIONS OF CREDIT RISK

a) Cash

We maintain our cash in bank deposit accounts, which may, at times, may exceed federally insured limits. We did not have cash balances in excess of FDIC insured limits at March 31, 2018 or 2017.

F-13

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(15) COMMITMENTS AND CONTINGENCIES

a) Other

From time to time we may be subject to asserted claims and liabilities that arise in the ordinary course of business. We intend to maintain insurance policies to mitigate potential losses from these actions. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect our financial position or results of operations.

(16) MATERIAL CONTRACTS

During the year ended March 31, 2018, we entered into the following agreements. The formation of some or all of the joint venture entities described below in addition to our satisfying our funding commitments are conditional upon us obtaining sufficient funding from a contemplated initial public offering of securities of up to $25,000,000:

On May 10, 2017, we entered into an agreement with Alternate Energy Technologies, Inc. to form a new entity designed to manufacture flat-plate, solar thermal collectors and provide turnkey commercial solar water heating solutions and pre-engineered residential systems. We committed to invest $5,000,000 for an 81% ownership interest in the joint venture.

On May 10, 2017, we entered into an agreement with Eurena ’ s Fashions International, Inc. to form a new entity designed to sew, manufacture and train entrepreneurs in the sewing and manufacturing of consumer products. We committed to invest $100,000 for an 81% ownership interest in the joint venture.

On May 11, 2017, we entered into an agreement with H. Patrick Range, d/b/a Range Funeral Home, Inc. to form a new entity designed to perform manufacturing, crematorium services, sale and delivery of burial vaults along with providing grave-side services for a consortium of funeral homes and churches. We committed to invest $600,000 for a 20% ownership interest in the joint venture.

On May 11, 2017, we entered into an agreement with Ryan Millennium Group, Inc. to form a new entity designed to provide construction and construction management services. We committed to invest $1,000,000 for a 51% ownership interest in the joint venture.

On May 23, 2017, we entered into an agreement with National Black Network Radio and Television, Inc. to form a new entity designed to provide content through radio, television, the internet, newspapers and magazines. We committed to invest up to $1,100,000 for an 81% ownership interest in the joint venture.

On May 23, 2017, we entered into an agreement with TMT Auto Clinic, Inc. to form a new entity to create automotive, vocational technical training centers in minority communities around the country. We committed to invest $1,000,000 for an 81% ownership interest in the joint venture.

On May 24, 2017, we entered into an agreement with Madison Lily, LLC to form a new entity designed to manufacture, sell and deliver convenient baby bags for utensils necessary for the sanitary upkeep of babies from birth to approximately 18 months old under the trade name Mommy Clutch. We committed to invest up to $100,000 for an 81% ownership interest in the joint venture.

On May 24, 2017, we entered into an agreement with 3N Business Group Inc. to form a new entity designed to establish and operate call center services. We committed to invest $104,000 for an 81% ownership interest in the joint venture.

F-14

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

On May 30, 2017, we entered into an agreement with Iona Management Group to form a new entity designed to execute on a current timber concession, pursue other global timber opportunities and for the expansion of the IMG project management business model. This joint venture will manage our timber harvesting operations in the Democratic Republic of the Congo. We committed to invest $1,200,000 for an 81% ownership interest in the joint venture.

On June 6. 2017, we entered into an amended agreement to acquire a historic landmark building located in Cedar Key, FL. We intend to form a new entity to establish and operate a "bed and breakfast" on this property. We committed to purchase this property for $250,000.

On June 12, 2017, we entered into an agreement with Dunns-Josaphine, LLC to form a new entity designed to finance the development/renovation/operation of an existing historic landmark hotel in Miami, FL. We committed to invest $500,000 for a 25% ownership interest in the joint venture.

On May 24, 2017, we entered into an agreement with 3N Business Group Inc. to form a new entity designed to establish and operate call center services. We committed to invest $104,000 for an 81% ownership interest in the joint venture.

On May 30, 2017, we entered into an agreement with Iona Management Group to form a new entity designed to execute on a current timber concession, pursue other global timber opportunities and for the expansion of the IMG project management business model. This joint venture will manage our timber harvesting operations in the Democratic Republic of the Congo. We committed to invest $1,200,000 for a n 81% ownership interest in the joint venture.

On June 6. 2017, we entered into an amended agreement to acquire a historic landmark building located in Cedar Key, FL. We intend to form a new entity to establish and operate a "bed and breakfast" on this property. We committed to purchase this property for $250,000.

On June 12, 2017, we entered into an agreement with Dunns-Josaphine, LLC to form a new entity designed to finance the development/renovation/operation of an existing historic landmark hotel in Miami, FL. We committed to invest $500,000 for a 25% ownership interest in the joint venture.

(17) SUBSEQUENT EVENTS (unaudited)

On May 15, 2017, we entered into an agreement with People Helping Each Other, Incorporated ( “ PHEO ” ) to form a new entity designed to develop and commercialize 502,000 hectares of timber concessions and over 1,000,000 hectares of conservation timber offsets located in the Democratic Republic of the Congo held by Holdings Enterprise Durables, (HED), an entity 70% owned by PHEO. We committed to invest up to $6,500,000.

On July 1, 2018, we entered into a Share Exchange agreement with PHEO to acquire all of PHEO ’ s shares of HED in exchange for 500,000 shares of our common stock and cancelation of PHEO’s debt to the Company. This agreement is conditional upon our reaching the minimum under our offering under Regulation A currently in progress. This agreement replaces the joint venture.

The shares of HED held by PHEO have been pledged by PHEO as collateral for a $500,000 promissory note payable to Charity Services Centers ( “ CSC ” ). In connection with the Share Exchange agreement, we have guaranteed the performance by PHEO on its repayment obligation of the promissory note. The pledge agreement also includes a provision that CSC will receive a 15% royalty on conservation and mineral concession other than the timber concession revenue.

F-15

SIGNATURES

Form 1-K

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIAL INVESTMENT HOLDINGS, INC.

By:	/s/ Julius V. Jackson
Julius V. Jackson
President
Date:	July 26, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following per-sons on behalf of the issuer and in the capacities and on the dates indicated.

Signatures/Title	Date

/s/ John E. Oxendine	July 26, 2018
John E. Oxendine, Chief Executive Officer and Chairman

/s/ Julius W. Garvey	July 26, 2018
Julius W. Garvey, Director

/s/ N. Patrick Range Jr.	July 26, 2018
N. Patrick Range Jr., Director

/s/ Tim Pappas	July 26, 2018
Tim Pappas, Director

/s/ Gordon G. Murdock	July 26, 2018
Gordon G. Murdock, Director

/s/ Patricia J. Braynon	July 26, 2018
Patricia J. Braynon, Director

/s/ Robert Curbelo	July 26, 2018
Robert Curbelo, Director

/s/ Richard Corrigan	July 26, 2018
Richard Corrigan, Director

/s/ Rhodes Robinson	July 26, 2018
Rhodes Robinson, Director

/s/ Alphonso Mayfield	July 26, 2018
Alphonso Mayfield, Director

/s/ Tim Lane	July 26, 2018
Tim Lane, Director

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